UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 filed with the Securities and Exchange Commission on May 27, 2015 and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Page

Explanatory note regarding Exhibit A	2

Explanatory note regarding Exhibit B	2

Explanatory note regarding Exhibit C	2

Exhibit	Index

Exhibit A	Revised Tables in 2015 Form 20-F

Exhibit B	Certain Changes to 2015 Form 20-F

Exhibit C	Unaudited Condensed Consolidated Financial Statements for the Nine-Month Period ended September 30, 2016

EXPLANATORY NOTE REGARDING EXHIBIT A

Revised Tables in 2015 Form 20-F

Exhibit A hereto contains the revised tables replacing the tables appearing on pages 4, 42, 59, 99, 126, 127 and 128 of our 2015 Form 20-F.

EXPLANATORY NOTE REGARDING EXHIBIT B

Exhibit B describes certain changes to our 2015 Form 20-F.

EXPLANATORY NOTE REGARDING EXHIBIT C

Our unaudited condensed consolidated financial statements for the nine-month period ended September 30, 2016 have been included here to add the awareness letter from KPMG Auditores Independentes.

2

EXHIBIT INDEX

Exhibit A	Revised Tables in 2015 Form 20-F

Exhibit B	Certain Changes to 2015 Form 20-F

Exhibit C	Unaudited Condensed Consolidated Financial Statements for the Nine-Month Period ended September 30, 2016

Exhibit A

Revised Tables in 2015 Form 20-F

The following tables supersede the corresponding tables on the indicated pages of our 2015 Form 20-F:

Revision to Page 4 of 2015 Form 20-F

	Year Ended December 31,
Earnings per Share – Diluted	2015	2014	2013	2012	2011
	(in US$, except for share data)
Net income attributable to owners of Embraer	69.2	334.7	342.0	347.8	111.6
Weighted average number of shares (in thousands) – diluted	730,205	733,677	729,001	725,023	723,667
Dilution for the issuance of stock options (in thousands)[1]	3,364	3,786	4,795	2,708	1,180
Weighted average number of shares (in thousands)	733,569	737,463	733,796	727,731	724,847
Diluted earnings per share	0.0943	0.4538	0.4661	0.4780	0.1540

(1)	Refers to the effect of potentially dilutive shares.

Revision to Page 42 of 2015 Form 20-F

	Year ended December 31,
	2015	2014	2013	2012	2011
	(in US$ millions)
Commercial Aviation
North America	2,452.7	2,065.0	1,089.4	875.3	739.1
Latin America (except Brazil)	89.8	64.7	457.9	144.6	540.3
Asia Pacific	307.8	155.4	546.3	920.8	1,041.5
Brazil	145.3	73.9	103.5	46.0	294.9
Europe	316.5	624.7	916.4	1,510.8	1,013.8
Others	36.6	179.6	193.5	257.9	121.6
Total	3,348.7	3,163.3	3,307.0	3,755.4	3,751.2
Executive Jets
North America	1,226.6	739.3	632.2	505.9	360.8
Latin America (except Brazil)	38.7	110.7	6.3	43.3	83.9
Asia Pacific	149.2	353.3	336.6	327.4	155.0
Brazil	72.6	207.1	357.7	136.8	210.5
Europe	218.3	168.4	290.6	254.6	281.1
Others	13.2	12.7	21.1	24.0	27.5
Total	1,718.6	1,591.5	1,644.5	1,292.0	1,118.8
Defense and Security
North America	177.2	199.5	26.4	20.0	27.6
Latin America (except Brazil)	21.7	47.3	16.3	21.7	15.6
Asia Pacific	33.2	78.5	71.0	79.5	145.2
Brazil	479.3	1,004.5	848.5	648.5	446.2
Europe	84.8	100.0	166.9	178.4	175.9
Others	14.9	26.6	67.8	97.1	29.4
Total	811.1	1,456.4	1,196.9	1,045.2	839.9
Other Related Businesses
North America	30.1	53.6	59.7	47.4	55.5
Latin America (except Brazil)	—	—	—	0.4	—
Asia Pacific	—	0.1	—	—	—
Brazil	12.3	20.0	26.9	26.6	25.5
Europe	7.3	3.9	—	—	—
Others	—	—	—	—	—
Total	49.7	77.6	86.6	74.4	81.0

Revision to Page 59 of 2015 Form 20-F

	2015	2014	2013
Revenue
Commercial aviation	3,348.7	3,163.3	3,307.0
Executive jets	1,718.6	1,591.5	1,644.5
Defense and security	811.1	1,456.4	1,196.9
Other related businesses	49.7	77.6	86.6

Total	5,928.1	6,288.8	6,235.0
Cost of sales and services
Commercial aviation	(2,565.7)	(2,542.2)	(2,532.6)
Executive jets	(1,440.3)	(1,299.6)	(1,284.7)
Defense and security	(785.4)	(1,158.9)	(951.2)
Other related businesses	(25.4)	(37.6)	(50.4)

Total	(4,816.8)	(5,038.3)	(4,818.9)
Gross profit
Commercial aviation	783.0	621.1	774.4
Executive jets	278.3	291.9	359.8
Defense and security	25.7	297.5	245.7
Other related businesses	24.3	40.0	36.2

Total	1,111.3	1,250.5	1,416.1
Operating expenses
Commercial aviation	(434.9)	(321.2)	(272.3)
Executive jets	(220.2)	(229.6)	(262.8)
Defense and security	(119.1)	(148.0)	(154.1)
Other related businesses	(5.6)	(8.4)	(13.5)
Total	(779.8)	(707.2)	(702.7)

Operating profit before finance income (expense)	331.5	543.3	713.4

Revision to Page 99 of 2015 Form 20-F

Date of Approval	Period in which Profits were Generated	Total Amount of Distribution
		(in R$ millions)	(in US$ millions) (1)
April 19, 2010(3)	Full year of 2009	55.2	31.7
June 10, 2010(2)	First quarter of 2010	34.5	19.2
September 16, 2010(2)	Third quarter of 2010	21.7	12.8
December 9, 2010(2)(4)	Fourth quarter of 2010	144.7	86.9
March 16, 2011(3)	First quarter of 2011	43.4	26.7
June 9, 2011(3)	Second quarter of 2011	72.4	46.4
September 4, 2011(3)	Third quarter of 2011	65.1	35.1
June 14, 2012(2)	First semester of 2012	65.3	32.3
September 13, 2012(2)	Third quarter of 2012	50.8	25.0
December 6, 2012(2)(5)	Fourth quarter of 2012	36.3	17.8
April 25, 2013(3)	Full year of 2012	30.1	14.7
March 11, 2013(2)	First quarter of 2013	29.1	14.4
June 13, 2013(2)	Second quarter of 2013	29.1	13.2
September 12, 2013(2)	Third quarter of 2013	29.2	13.1
December 5, 2013(2)(6)	Fourth quarter of 2013	65.8	28.1
April 16, 2014(3)	Full year of 2013	49.0	20.9
March 11, 2014(2)	First quarter of 2014	36.6	16.2
June 10, 2014(2)	Second quarter of 2014	36.7	16.7
September 11, 2014(2)	Third quarter of 2014	36.7	14.9
December 4, 2014(2)(6)	Fourth quarter of 2014	88.2	33.1
April 15, 2015(3)	Full year of 2014	16.1	6.1
March 03, 2015(2)	First quarter of 2015	29.4	9.2
June 11, 2015(2)	Second quarter of 2015	29.4	9.5
August 06, 2015(2)	Third quarter of 2015	29.4	8.3
December 10, 2015(2)(7)	Fourth quarter of 2015	29.5	7.6

(1)	Translated from nominal reais into U.S. dollars at the selling exchange rates in effect on the last date of the month in which the dividends were approved.
(2)	Represents interest on shareholders’ equity.
(3)	Represents dividend payments.
(4)	Amount declared in 2010 but paid in 2011.
(5)	Amount declared in 2012 but paid in 2013.
(6)	Amount declared in 2013 but paid in 2014.

Revision to Page 126 of 2015 Form 20-F

	Weighted Average Interest Rate 2015 (1)	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short-Term Debt
U.S. dollars (fixed rate)	5.58	27.5	27.5
U.S. dollars (LIBOR indexed)	2.36	8.3	8.3
Euro (fixed rate)	1.80	6.9	6.9
Euro (EURIBOR indexed)	—	—	—
Reais (fixed rate)	5.60	168.1	168.1
Reais (CDI indexed)	—	—	—
Reais (TJLP indexed)	7.58	8.6	8.6

Total short-term debt		219.4	219.4

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term), it does not represent the indexed rates in December 31, 2015.

Revision to Page 127 of 2015 Form 20-F

	Weighted Average Interest Rate 2015 (1)	Total Amount Outstanding	2017	2018	2019	2020	2021 and there-after	Total Fair Value
	(%)
Long-Term Debt
U.S. dollars (fixed rate)	5.58	2,393.2	245.3	0.4	0.3	160.5	1986.7	2545.5
U.S. dollars (LIBOR indexed)	2.36	271.7	2.0	2.0	20.1	2.1	245.5	271.7
Euro (fixed rate)	1.80	15.3	3.0	9.7	1.3	1.3	—	15.3
Euro (EURIBOR indexed)	—
Reais (fixed rate)	5.60	617,0	165.6	229.0	78.5	64.0	79.9	617.0
Reais (CDI indexed)	—
Reais (TJLP indexed)	7.58	13.9	8.6	3.5	0.5	0.5	0.8	13.9

Total long-term debt		3,311.1	424.5	244.6	100.7	228.4	2,312.9	3,463.4

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term), it does not represent the indexed rates in December 31, 2015.

	Weighted Average Interest Rate 2015 (1)	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short-Term Debt
U.S. dollars (fixed rate)	5.58	27.9	27.9
U.S. dollars (LIBOR indexed)	2.36	7.9	7.9
Euro (fixed rate)	1.80	6.9	6.9
Euro (EURIBOR indexed)	—	—	—
Reais (fixed rate)	8.89	29.4	29.4
Reais (CDI indexed)	5.67	138.7	138.7
Reais (TJLP indexed)	7.58	8.6	8.6

Total short-term debt		219.4	219.4

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term), it does not represent the indexed rates in December 31, 2015.

Revision to Page 128 of 2015 Form 20-F

	Weighted Average Interest Rate 2015 (1)	Total Amount Outstanding	2017	2018	2019	2020	2021 and thereafter	Total Fair Value
	(%)				(in US$ millions)
Long-Term Debt
U.S. dollars (fixed rate)	5.58	2,395.0	245.7	0.8	0.8	161.0	1,986.7	2,548.9
U.S. dollars (LIBOR indexed)	2.36	269.9	1.6	1.6	19.6	1.6	245.5	269.9
Euro (fixed rate)	1.80	15.3	3.0	9.7	1.3	1.3	—	15.3
Euro (EURIBOR indexed)	—	—	—	—	—	—	—	—
Reais (fixed rate)	8.89	150.1	40.6	104.4	5.1	—	—	150.1
Reais (CDI indexed)	5.67	466.9	125.0	124.6	73.4	64.0	79.9	466.9
Reais (TJLP indexed)	7.58	13.9	8.6	3.5	0.5	0.5	0.8	13.9

Total long-term debt		3,311.1	424.5	244.6	100.7	228.4	2,312.9	3,463.4

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term), it does not represent the indexed rates in December 31, 2015.

Exhibit B

This Exhibit B describes certain changes to our 2015 Form 20-F as filed with the Securities and Exchange Commission on March 29, 2016.

(a)	changing “59.0%” to “59.1%” in the second sentence of the fifth paragraph under the heading “Item 3D. Risk Factors—Risks Related to Embraer—We depend on key customers.”

(b)	changing “14.5” to “31.6” in the second sentence of the second paragraph under the heading “Item 3D. Risk Factors—Risks Related to Embraer—Our aircraft sales are subject to cancellation provisions that may reduce our revenues, profitability, backlog and cash flow.”

(c)	changing “287.6” to “260.2” and “230.0” to “200.3” in the second sentence of the third paragraph under the heading “Item 4B. History and Development of the Company—Strategic Alliances and Growth Opportunities—Capital Expenditures (Property, Plant and Equipment and Development)—Commercial Aviation and Executive Jets.”

(d)	changing “75.2” to “73.8” and “25.2” to “23.8” in the first sentence of the eighth paragraph under the heading “Item 4C. Business Overview—Other Related Businesses—Aircraft Operating Lease Activities.”

(e)	changing “18%” to “30%” in the first sentence of the fifth paragraph under the heading “Item 5A. Operating Results—Executive Aircraft—Market Overview.”

(f)	changing “2013” to “2014” in the second sentence of the first paragraph under the heading “Item 5A. Operating Results—Results of Operations—2015 Compared with 2014—Net Income.”

(g)	changing “4.4%” to “4.3%” in the second sentence of the first paragraph under the heading “Item 5A. Operating Results—Results of Operations—2014 Compared with 2013—Revenue.”

(h)	changing “0.7%” to “0.6%” in the first sentence of the first paragraph under the heading “Item 5A. Operating Results—Results of Operations—2014 Compared with 2013—Operating Income (Expense).”

(i)	changing “11.3%” to “11.2%” in second sentence of the first paragraph under the under the heading “Item 5A. Operating Results—Results of Operations—2014 Compared with 2013—Operating Income (Expense).”

(j)	changing “zero” to “US$0” in first sentence of the sixth paragraph under the under the heading “Item 5A. Operating Results—Results of Operations—2014 Compared with 2013—Operating Income (Expense)—Equity in loss of associates.”

(k)	changing “502.0” to “502.1” in the second sentence of the second paragraph under the heading “Item 5A. Operating Results—Results of Operations—2014 Compared with 2013—Operating Profit Before Financial Income (Expense).”

(l)	changing “working capital” to “adjusted working capital” (defined as total current assets less cash and equivalents and financial investments minus total current liabilities less loans and financing) in the first and second sentences of the second paragraph under the heading “Item 5B. Liquidity and Capital Resources—Overview—Net Cash Generated by Operating Activities and Working Capital—2015.”

(m)	changing “working capital” to “adjusted working capital” (defined as total current assets less cash and equivalents and financial investments minus total current liabilities less loans and financing) in the first, second and third sentences of the second paragraph under the heading “Item 5B. Liquidity and Capital Resources—Overview—Net Cash Generated by Operating Activities and Working Capital—2014.”

(n)	changing “working capital” to “adjusted working capital” (defined as total current assets less cash and equivalents and financial investments minus total current liabilities less loans and financing) in the first and second sentences of the second paragraph under the heading “Item 5B. Liquidity and Capital Resources—Overview—Net Cash Generated by Operating Activities and Working Capital—2013.”

(o)	changing “671.4” to “671.5” in first sentence of the first paragraph under the heading “Item 5B. Liquidity and Capital Resources—Overview—Net Cash Used in Investing Activities—2014.”

(p)	changing “499.9” to “499.8” in the fifth sentence of the ninth paragraph under the heading “Item 5B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit—Long-term Facilities.”

(q)	changing “385.4” to “329.6” in the first sentence of the thirteenth paragraph under the heading “Item 5B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit—Long-term Facilities.”

(r)	changing “344.4” to “344.3” in the first paragraph of the fifteenth paragraph under the heading “Item 5B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit—Long-term Facilities.”

(s)	changing “59.7” to “59.6” in the second sentence of the tenth paragraph under the heading “Item 5E. Off-Balance Sheet Arrangements—Financial and Residual Value Guarantees.”

(t)	changing “29.1” to “28.1” and “27.4” to “27.8” in the third sentence of the first paragraph under the heading “Item 6B. Compensation—Defined Contribution Pension Plan.”

(u)	changing “59.0%” to “59.1%” in the second sentence of the first paragraph under the heading “Item 7B. Related Party Transactions—The Brazilian Federal Government—A Major Customer (Brazilian Federal Government).”

(v)	changing “0.002%” to “0.2%” in the fourth sentence of the third paragraph under the heading “Item 8A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy—Amounts Available for Distribution.”

(w)	changing “34.5” to “34.6” in the first sentence of the fifth paragraph under the heading “Item 8A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy—History of Dividend and Interest on Shareholders’ Equity Payments and Dividend Policy.”

(x)	changing “22.5” to “22.4” in the fourth sentence of the second paragraph under the heading “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

Exhibit C

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Embraer S.A.

We have reviewed the condensed consolidated statement of financial position of Embraer S.A. and subsidiaries as of September 30, 2016, the related condensed consolidated statements of income and comprehensive income, for the three-month and nine-month periods ended September 30, 2016 and 2015, and the related condensed consolidated statements of shareholders’ equity and cash flows for the nine-month periods ended September 30, 2016 and 2015. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Embraer S.A. and subsidiaries as of December 31, 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated March 28, 2016, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2015, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

São José dos Campos – Brazil

November 18, 2016

/s/ KPMG Auditores Independentes

Embraer S.A.

Condensed Consolidated Statements of Financial Position

as of September 30, 2016 and December 31, 2015

(In millions of U.S. dollars)

ASSETS	Note	09.30.2016	12.31.2015
		(Unaudited)
CURRENT
Cash and cash equivalents	3	1,455.5	2,165.5
Financial investments	4	1,236.1	622.6
Trade accounts receivable, net		719.9	781.9
Derivative financial instruments	5	26.4	5.2
Customer and commercial financing		6.3	10.8
Collateralized accounts receivable		136.9	91.4
Inventories	6	2,838.8	2,314.6
Income tax and social contribution		220.5	130.2
Other assets		382.3	289.4

		7,022.7	6,411.6

NON-CURRENT
Financial investments	4	478.8	749.6
Trade accounts receivable		0.3	1.5
Derivative financial instruments	5	1.5	9.2
Customer and commercial financing		21.3	45.4
Collateralized accounts receivable		207.7	316.6
Guarantee deposits		587.4	577.3
Deferred income tax and social contribution	13	3.0	4.5
Other assets		154.5	119.8

		1,454.5	1,823.9
Investments		3.7	1.2
Property, plant and equipment, net	9	2,145.7	2,027.4
Intangible assets, net	10	1,574.4	1,405.4

		5,178.3	5,257.9

TOTAL ASSETS		12,201.0	11,669.5

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Financial Position

as of September 30, 2016 and December 31, 2015

(In millions of U.S. dollars)

LIABILITIES	Note	09.30.2016	12.31.2015
		(Unaudited)
CURRENT
Trade accounts payable		1,125.9	1,034.9
Loans and financing	11	498.5	219.4
Non-recourse and recourse debt		28.9	10.1
Other payables	12	556.6	291.1
Advances from customers		812.7	743.8
Derivative financial instruments	5	3.5	12.3
Taxes and payroll charges payable		38.2	70.8
Income tax and social contribution		161.1	118.1
Financial guarantee and residual value	14	74.9	161.5
Dividends payable		5.7	2.7
Unearned income		325.8	320.0
Provisions	15.1	221.5	95.7

		3,853.3	3,080.4

NON-CURRENT
Loans and financing	11	3,324.6	3,311.1
Non-recourse and recourse debt		352.8	374.7
Other payables	12	14.1	39.6
Advances from customers		124.4	164.1
Taxes and payroll charges payable		105.8	80.6
Deferred income tax and social contribution	13	240.5	417.3
Financial guarantee and residual value	14	163.4	131.6
Unearned income		113.8	117.5
Provisions	15.1	124.6	108.9

		4,564.0	4,745.4

TOTAL LIABILITIES		8,417.3	7,825.8

SHAREHOLDERS’ EQUITY
Capital	17.1	1,438.0	1,438.0
Treasury shares	17.3	(49.5)	(38.4)
Revenue reserves		2,450.5	2,456.3
Share-based remuneration		36.5	35.4
Accumulated other comprehensive loss		(130.6)	(149.5)
Retained losses		(56.4)	—

		3,688.5	3,741.8

Non-controlling interest		95.2	101.9

TOTAL SHAREHOLDERS’ EQUITY		3,783.7	3,843.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		12,201.0	11,669.5

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Income

Quarter and Year to date ended September 30, 2016 and 2015

(In millions of U.S. dollars, except weighted average number of shares and earnings (losses) per share)

	Note	Quarter 09.30.2016	YTD 09.30.2016	Quarter 09.30.2015	YTD 09.30.2015
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUE		1,514.3	4,189.7	1,284.5	3,853.7
Cost of sales and services		(1,229.7)	(3,360.1)	(1,060.0)	(3,092.1)

GROSS PROFIT		284.6	829.6	224.5	761.6
Operating Income (expense)
Administrative		(33.1)	(120.3)	(42.6)	(132.4)
Selling		(86.7)	(287.2)	(78.4)	(264.7)
Research		(11.9)	(28.8)	(8.6)	(26.8)
Other operating income (expense), net	20	(181.6)	(463.7)	(10.6)	(71.5)
Equity in income (losses) of associates		(0.2)	(0.2)	—	—

OPERATING PROFIT BEFORE FINANCIAL INCOME		(28.9)	(70.6)	84.3	266.2
Financial income (expense), net		(20.9)	(16.5)	(1.2)	(15.8)
Foreign exchange gain (loss), net		0.8	(5.5)	(24.1)	20.1

PROFIT (LOSS) BEFORE TAXES ON INCOME		(49.0)	(92.6)	59.0	270.5
Income tax expense	13.2	16.5	64.6	(164.4)	(303.7)

NET LOSS FOR THE PERIOD		(32.5)	(28.0)	(105.4)	(33.2)

Atributable to:
Owners of Embraer		(33.7)	(29.2)	(109.6)	(42.0)
Noncontrolling interest		1.2	1.2	4.2	8.8
Weighted average number of shares (in thousands)
Basic	18	729,505	729,505	729,060	729,060
Diluted	18	730,124	731,451	732,121	732,360
Losses per share-basic in US$	18	(0.0462)	(0.0400)	(0.1503)	(0.0576)
Losses per share-diluted in US$	18	(0.0462)	(0.0399)	(0.1497)	(0.0573)

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Comprehensive Income

Quarter and Year to date ended September 30, 2016 and 2015

(In millions of U.S. dollars)

	Quarter 09.30.2016	YTD 09.30.2016	Quarter 09.30.2015	YTD 09.30.2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
NET LOSS FOR THE PERIOD	(32.5)	(28.0)	(105.3)	(33.2)
ITEMS THAT ARE OR MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT AND LOSS
Translation adjustments	2.7	12.1	(6.4)	(25.4)
Financial instruments for hedge accounting	—	—	(17.2)	(17.2)
Financial instruments	—	(1.1)	(0.1)	—

OTHER COMPREHENSIVE INCOME, NET OF TAX EFFECTS (i)	2.7	11.0	(23.7)	(42.6)

TOTAL OF COMPREHENSIVE LOSS	(29.8)	(17.0)	(129.0)	(75.8)

Attributable to:
Owners of Embraer	(31.2)	(10.3)	(132.5)	(83.1)
Non-controlling interest	1.4	(6.7)	3.5	7.3

	(29.8)	(17.0)	(129.0)	(75.8)

(i)	items presented above are net of deferred income tax.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Shareholders’ Equity

Nine-month periods ended September 30, 2016 and 2015

(In millions of U.S. dollars)

				Revenue reserves					Accumulated other comprehensive (loss)
	Capital	Treasury shares	Share-based remuneration	Investment subsidy	Legal Reserve	Additional proposed dividends	For investment and working capital	Retained earnings	Result in transactions with non controlling interest	Actuarial gain (loss) on post employment benefit obligation	Cumulative translation adjustment	Other cumulative translation adjustment	Total shareholders equity	Non-controlling interest	Total shareholders’ equity
AT DECEMBER 31, 2014	1,438.0	(60.1)	33.1	40.7	180.3	—	2,208.5	—	(4.2)	(44.9)	(25.7)	(0.9)	3,764.8	100.0	3,864.8

Net loss for the period	—	—	—	—	—	—	—	(42.0)	—	—	—	—	(42.0)	8.8	(33.2)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	(23.9)	—	(23.9)	(1.5)	(25.4)
Financial instruments	—	—	—	—	—	—	—	—	—	—	—	(17.2)	(17.2)	—	(17.2)

Total comprehensive income	—	—	—	—	—	—	—	(42.0)	—	—	(23.9)	(17.2)	(83.1)	7.3	(75.8)
Share-based remuneration	—	—	1.8	—	—	—	—	—	—	—	—	—	1.8	—	1.8
Stock options grants exercised	—	16.7	—	—	—	—	—	(10.8)	—	—	—	—	5.9	—	5.9
Allocation of profits:
Investment in subsidy	—	—	—	0.7	—	—	—	(0.7)	—	—	—	—	—	—	—
Interest on own capital	—	—	—	—	—	—	—	(27.0)	—	—	—	—	(27.0)	—	(27.0)

AT DE SEPTEMBER 30, 2015 (UNAUDITED)	1,438.0	(43.4)	34.9	41.4	180.3	—	2,208.5	(80.5)	(4.2)	(44.9)	(49.6)	(18.1)	3,662.4	107.3	3,769.7

AT DECEMBER 31, 2015	1,438.0	(38.4)	35.4	41.6	183.4	6.6	2,224.7	—	(4.2)	(41.9)	(102.8)	(0.6)	3,741.8	101.9	3,843.7

Net income (losses) for the period	—	—	—	—	—	—	—	(29.2)	—	—	—	—	(29.2)	1.2	(28.0)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	20.0	—	20.0	(7.9)	12.1
Financial instruments	—	—	—	—	—	—	—	—	—	—	—	(1.1)	(1.1)	—	(1.1)

Total comprehensive income	—	—	—	—	—	—	—	(29.2)	—	—	20.0	(1.1)	(10.3)	(6.7)	(17.0)
Share-based remuneration	—	—	1.1	—	—	—	—	—	—	—	—	—	1.1	—	1.1
Stock options grants exercised	—	6.0	—	—	—	—	—	(4.5)	—	—	—	—	1.5	—	1.5
Acquisition of own shares	—	(17.1)	—	—	—	—	—	—	—	—	—	—	(17.1)	—	(17.1)
Allocation of profits:
Investment in subsidy	—	—	—	0.8	—	—	—	(0.8)	—	—	—	—	—	—	—
Interest on own capital	—	—	—	—	—	(6.6)	—	(21.9)	—	—	—	—	(28.5)	—	(28.5)

AT SEPTEMBER 30, 2016 (UNAUDITED)	1,438.0	(49.5)	36.5	42.4	183.4	—	2,224.7	(56.4)	(4.2)	(41.9)	(82.8)	(1.7)	3,688.5	95.2	3,783.7

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Cash Flows

Nine-month periods ended September 30, 2016 and 2015

(In millions of U.S. dollars)

	Note	09.30.2016	09.30.2015
		(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net income for the period		(28.0)	(33.2)
ADJUSTMENT TO NET INCOME FOR ITEMS NOT AFFECTING CASH
Depreciation	9	137.3	125.1
Amortization	10	116.9	93.4
Accounts payable for penalties	12	205.5	—
Provision for voluntary redundancy scheme	15.1	118.0	—
Contribution from suppliers	10	(26.0)	(20.9)
Allowance (reversal) for inventory obsolescence		(8.0)	10.6
Provision for adjustment to market value		19.1	(0.4)
Provision allowance for doubtful accounts		12.6	6.7
Gains (losses) on fixed assets disposal		7.9	25.6
Deferred income tax and social contribution	13.2	(172.9)	284.4
Accrued interest		4.1	15.0
Interest over marketable securities		(20.6)	—
Equity in the losses of associates		0.2	—
Share-based remuneration		1.1	1.8
Foreign exchange gain (loss), net		(2.8)	(25.2)
Residual value guarantee	14	24.7	(9.6)
Other		(0.5)	(8.1)
CHANGES IN ASSETS:
Financial investments		(257.5)	12.2
Derivative financial instruments		(22.2)	28.4
Collateralized accounts receivable and accounts receivable		123.7	(148.0)
Customer and commercial financing		28.6	13.8
Inventories		(505.7)	(330.8)
Other assets		(138.9)	(173.5)
CHANGES IN LIABILITIES:
Trade accounts payable		80.2	19.2
Non-recourse and recourse debt		(3.2)	(2.2)
Other payables		10.3	(65.7)
Contribution from suppliers		123.9	134.6
Advances from customers		(16.6)	89.5
Taxes and payroll charges payable		11.4	(26.4)
Financial guarantees		(34.6)	(24.9)
Other provisions		(9.6)	39.6
Unearned income		2.0	35.1

NET CASH GENERATED (USED) IN OPERATING ACTIVITIES		(219.6)	66.1

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	9	(314.4)	(244.9)
Proceeds from sale of property, plant and equipment	9	0.1	37.5
Additions to intangible assets	10	(367.8)	(298.4)
Investments in associates		(2.3)	(0.2)
Proceeds from (investments in) financial instruments classified as held to maturity		54.1	(220.3)
Loans		(13.8)	—
Dividends received		0.1	—
Restricted cash reserved for construction of assets		4.3	—

NET CASH USED IN INVESTING ACTIVITIES		(639.7)	(726.3)

FINANCING ACTIVITIES
Repayment of borrowings		(325.7)	(138.4)
Proceeds from borrowings		426.7	1,305.7
Dividends and interest on own capital		(24.3)	(53.5)
Proceeds from stock options exercised		1.5	5.9
Acquisition of own shares		(17.1)	—

NET CASH GENERATED IN FINANCING ACTIVITIES		61.1	1,119.7

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(798.2)	459.5
Effects of exchange rate changes on cash and cash equivalents		88.2	(218.0)
Cash and cash equivalents at the beginning of the period		2,165.5	1,713.0

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		1,455.5	1,954.5

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

1.	Operations

Embraer S.A. (“Embraer” or “the Company”) is a publicly-held company incorporated under the laws of the Federative Republic of Brazil with headquarters in São José dos Campos, State of São Paulo, Brazil. The corporate purpose of the Company is:

(i)	To design, build and market aircraft and aerospace materials and related accessories, components and equipment, according to the highest standards of technology and quality;

(ii)	To perform and carry out technical activities related to the manufacturing and servicing of aerospace materials;

(iii)	To contribute to the training of technical personnel as necessary for the aerospace industry;

(iv)	To engage in and provide services for other technological, manufacturing and business activities in connection with the aerospace industry;

(v)	To design, build and trade in equipment, materials, systems, software, accessories and components for the defense, security and power industries, as well as perform and carry out technical activities related to the manufacturing and servicing thereof, in accordance with the highest technological and quality standards; and

(vi)	To conduct other technological, manufacturing, trading and services activities related to the defense, security and power industries.

The Company’s shares are listed on the enhanced corporate governance segment of the Stock Exchange in Brazil (“BM&FBOVESPA”), known as the New Market (“Novo Mercado”). Embraer S.A. also has American Depositary Shares (evidenced by American Depositary Receipts—ADRs) which are registered with the Securities and Exchange Commission (“SEC”) and are listed on the New York Stock Exchange (“NYSE”). The Company has no controlling group and its capital is comprised entirely of common shares.

2.	Presentation of the Financial Statements and Accounting Practices

2.1	Presentation and preparation of the financial statements

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group’s last annual consolidated financial statements as at for the year ended December 31, 2015 (“last annual financial statements”). They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2015.

2.1.1	Basis of preparation

These condensed consolidated interim financial statements have been prepared under the historical cost convention except when the item requires different criteria and adjusted to reflect assets and liabilities measured at fair value through profit or loss or marked to market when available for sale.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management of the Company to exercise its judgment in the process of applying the Company’s accounting policies. These consolidated financial statements include accounting estimates for certain assets, liabilities and other transactions.

The areas which involve a higher degree of judgment or complexity, or assumptions and estimates significant to the condensed consolidated interim financial statements are consistent with those described in the consolidated financial statements as at and for the year ended December 31, 2015 (not included herein).

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The actual results may differ from these estimates and assumptions.

The results of operations for the three and nine-month period ended September 30, 2016 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2016.

2.1.2	Consolidation

The condensed consolidated interim financial statements include the balances of the September 30, 2016 financial statements of the Company and all subsidiaries directly or indirectly controlled by Embraer, special purpose entities (SPEs) controlled by the Company, Exclusive Investment Funds (FIE) and Participation Investment Funds (FIP). Jointly controlled entities (joint ventures) are not consolidated and are presented as Investments and accounted for by the equity method. Joint operations are recognized based on the interest the Company holds in its assets, liabilities, revenues and expenses.

All accounts and balances arising from transactions between consolidated entities are eliminated.

2.2	Summary of significant accounting policies

There were no significant changes in the Company’s accounting policies from those disclosed in the financial statements of December 31, 2015.

3.	Cash and cash equivalents

	09.30.2016	12.31.2015
	(Unaudited)
Cash and banks	263.5	379.5

	263.5	379.5

Cash equivalents
Private securities (i)	583.5	565.8
Fixed deposits (ii)	608.5	919.3
Structured Notes (iii)	—	300.9

	1,192.0	1,786.0

	1,455.5	2,165.5

(i)	Investment in Bank Deposit Certificates – CDBs and Repurchase Agreements—REPO issued by Brazilian financial institutions, with original maturities of 90 days or less, for which there are no penalties on remuneration if the Company decides to terminate the transaction before the original maturity date.
(ii)	Fixed term deposits in US Dollars with original maturities of 90 days or less.
(iii)	Structured Note issued by an investment grade financial institution, maturing within 90 days from the issue date, subject to the credit risk of Brazilian government debt securities issued in Brazil.

4.	Financial investments

	09.30.2016 (Unaudited)			12.31.2015
	Assets measured at fair value through profit or loss	Held to maturity	Total	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total
Financial instruments
Private securities	705.1	—	705.1	393.2	—	—	393.2
Structured Notes (i)	—	51.5	51.5	—	702.9	—	702.9
Fixed Deposits	293.4	618.8	912.2	229.0	—	—	229.0
Investment funds	—	—	—	0.1	—	—	0.1
Public securities	—	—	—	—	0.1	—	0.1
Other	0.2	45.9	46.1	0.2	44.7	2.0	46.9

	998.7	716.2	1,714.9	622.5	747.7	2.0	1,372.2

Current portion	998.7	237.4	1,236.1	622.5	0.1	—	622.6
Non-current	—	478.8	478.8	—	747.6	2.0	749.6

(i)	Structured Note issued by an investment grade financial institution, according to the evaluation of management, subject to the credit risk of Brazilian government debt securities issued in Brazil.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The weighted average interest rates at September 30, 2016 for cash equivalents and financial investments in reais and in dollars were 14.53% p.a. and 2.00% p.a. (14.70% p.a. and 1.71% p.a. at December 31, 2015), respectively.

5.	Derivative financial instruments

Derivative financial instruments are contracted to protect the Company’s operations from exchange and interest rate fluctuations and are not used for speculation.

As of September 30, 2016, the Company had derivative financial instruments such as swap and option to purchase interest rate, currency put and call options and non-deliverable forwards (NDF).

Swaps are contracted to exchange a floating rate loan to a fixed rate loan or to exchange cash flows in dollars to cash flows in reais, or vice versa and to exchange Euros for dollars or vice versa according to the need to protect the transactions according to the valuation of the Company. The fair value of these instruments is measured at the future flow, determined by applying the contractual rates up to maturity and discounted to present value on the date of the consolidated financial statements at the current market rates.

Cash flow hedges are contracted to protect highly probable cash flows denominated in reais related to salaries and health plan expenses against exchange rate variations. The financial instrument normally used by the Company for this type of transaction is the zero-cost collar, which consists of buying put options and selling call options contracted with the same counterparty and with zero net premium. The fair value of these instruments is determined in accordance with the observable market pricing model (through market information providers) and widely used by market players to measure similar instruments. When the dollar closing rate of is between the put and call exercise values, the fair value reflects the extrinsic value of the option, i.e., the value that is directly connected to the time remaining to maturity. The projected cash flows will affect the income statement according to the accrual period.

Non-deliverable forwards are contracted to protect the Company against the risk of fluctuations in exchange rates. The fair value is determined in accordance with the observable market pricing model.

As of September 30, 2016, the Company did not have any derivative contracts subject to margin calls.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Purpose	Risk	Counterparty	Settlement date	09.30.2016	12.31.2015
				(Unaudited)
Recourse and non-recourse debt (i)	Interest rate	Natixis	2022	2.3	13.2
Export financing (ii)	Interest rate	ItauBBA	2016	—	(0.3)
		Votorantim	2017	(0.1)	(1.3)
		Citibank	2016	—	(0.2)
		Santander	2016	—	(0.2)
		Societe Generale	2016	—	(0.2)
		Bradesco	2016	—	(0.2)
Acquisition of property, plant and equipment (iii)	Interest rate	Compass Bank	2024	(0.4)	(0.4)
Brazilian Real expenses (iv)	Exchange rate	ItauBBA	2016	3.5	0.6
		Votorantim	2016	1.8	0.2
		Citibank	2017	2.7	—
		BofaMLynch	2017	(1.8)	—
		Santander	2017	(0.6)	—
Export financing (v)	Interest rate	ItaúBBA	2016	—	(0.2)
		Bradesco	2018	3.4	(0.1)
		Votorantim	2017	(0.1)	(0.7)
		Bofa Merril Lynch	2018	4.9	—
		Santander	2019	3.8	(0.7)
Project Development (v)	Interest rate	ItaúBBA	2023	0.1	(0.6)
		Votorantim	2022	—	(1.2)
		Bofa Merril Lynch	2022	0.2	(1.2)
		Santander	2023	1.6	(2.4)
		HSBC	2022	0.1	(0.8)
		Societe Generale Brasil	2022	—	(0.6)
		Safra	2022	0.1	(0.3)
		Morgan Stanley S/A	2023	2.6	(0.2)
		Bradesco	2022	0.6	—
Export financing (vi)	Exchange rate and interest rate	Santander	2016	(0.3)	—
Export financing (vii)	Exchange rate	Société Générale	2016	—	(0.4)
Options (viii)	Interest rate	Citibank	2016	—	0.3

				24.4	2.1

(i)	Derivative financial instruments (swaps), which converted the amount of R$49.3 million, equivalent to US$15.2 for recourse and non-recourse debt, from an average fixed interest rate of 8.40% p.a., into a floating rate equivalent to LIBOR 6 month + 1.14% p.a.;
(ii)	Derivative financial instruments (swaps) that converted an export modality debt of R$112.0 million, equivalent to US$34.5, from an average fixed interest rate of 8.00% p.a. to an average rate weighted floating rate equivalent to 68.35% p.a. of the CDI (Interbank Deposit Certificate);
(iii)	Derivative financial instruments (swaps), relating to a transaction of R$13.8 million, equivalent to US$4.2, which converted funding transactions subject to LIBOR 1 month + 2.44% p.a. floating interest rates to a fixed interest rate of 5.23% p.a.;
(iv)	Zero-cost collar derivative financial instruments, designated as cash flow hedges, of US$94.2 equivalent to R$322.2 million, through a purchase of a put option with an exercise price of R$3.4200 and sales of CALL with an average weighted exercise price of R$6.3445 for the year 2016 and the amount of US$282.0 equivalent to R$862.3 million, through purchase PUT with an exercise price of $3.40 and sales of CALL with exercise price of $3.7625 for 2017;
(v)	Derivative financial instruments (interest swaps), designated as hedge accounting of interest, of R$2,517.8 million, equivalent to US$775.6, of the Export and Project Development debt lines, subject to a weighted average fixed interest rate of 6.16% p.a. to a weighted average floating rate equivalent to 44.17%.
(vi)	Derivative financial instruments on swap amounting to US$2.9, equivalent to R$9.9 million on the exchange dollar currency for real and fixed rate of 4.15% p.a for floating rate equivalent to 113.94% of the CDI (Interbank Deposit Certificate).
(vii)	Derivative financial instruments (non-deliverable forwards), amounting to US$22.0 equivalent to R$71.4 million, relating to dollar to Euro and euro to dollar currency exchanges;
(viii)	Derivative financial instruments in the form of purchase (CALL) options, the underlying asset for which is the floating LIBOR 6 month interest rate with exercise values from 2.80% p.a.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

At September 30, 2016, the fair value of derivative financial instruments was presented in the Statement of Financial Position as follows:

	09.30.2016	12.31.2015
	(Unaudited)
Assets
Current portion	26.4	5.2
Non-current	1.5	9.2
Liabilities
Current portion	(3.5)	(12.3)

Total	24.4	2.1

6.	Inventories

	09.30.2016	12.31.2015
	(Unaudited)
Work-in-process	1,107.1	712.1
Raw materials	860.5	914.7
Spare parts	408.8	379.1
Finished goods (i)	210.6	159.7
Used aircraft available for sales (ii)	134.0	74.6
Inventory in transit	103.4	64.9
Held by third parties	70.0	72.8
Advances to suppliers	69.4	80.8
Consumption materials	48.7	42.5
Provision for adjustment to realizable value	(19.0)	(25.4)
Provision for obsolescence (iii)	(154.7)	(161.2)

	2,838.8	2,314.6

(i)	The following aircraft were held in the finished products inventory:

•	At September 30, 2016: one EMBRAER 190, one EMBRAER 195, two Legacy 450, three Legacy 500, one Legacy 650, three Phenom 100, four Phenom 300, one Lineage, one Super Tucano and one Ipanema; and

•	At December 31, 2015: four Legacy 500, two Legacy 650, two Phenom 100, four Phenom 300, one Lineage and one Ipanema.

Of the total aircraft inventories at September 30, 2016, one EMBRAER 195, one EMBRAER 190 and one Phenom 300, had been delivered by November 16, 2016.

(ii)	The following used aircraft were held in inventory as available for sale:

•	At September 30, 2016: 11 EMBRAER 140, one EMBRAER 175, one Legacy 500, two Legacy 600, one Lineage, two Phenom 100, six Phenom 300 and one Ipanema, one Beechcraft; and

•	At December 31, 2015: one Legacy 600, two Legacy 650, three Phenom 100 and two Phenom 300.

(iii)	A provision was recorded for items without activity for over two years and with no planned use in the production program, as well as to cover expected losses from excess inventories or obsolete work in process, except for inventories of spare parts, for which the provision is based on technical obsolescence of items without activity for over two years.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

7.	Interest in entities

(i)	Wholly owned subsidiaries and special purpose entities

Subsidiaries and structured entities that the Company directly or indirectly has control, as of September 30, 2016, which are disclosed in the consolidated financial statements as of December 31, 2015, are consolidated into the Embraer group.

There are no contractual or legal restrictions on the Company’s access to assets or settlement of liabilities of the wholly owned subsidiaries of the group.

There are inherent risks to the operations of these entities and the most significant are described below:

•	Economic Risks: potential losses from fluctuations in market conditions (price of products, exchange rate and interest);

•	Operational risk: potential losses resulting from the emergence of new technologies or failure of current processes;

•	Credit risk: potential losses that might occur if a third party (customer) becomes unable to meet its obligations; and

•	Liquidity risk: financial inability to meet financial obligations.

(ii)	Subsidiaries with participation of non-controlling shareholders

Non-controlling shareholders have interests in the group entities listed below, however, based on contractual agreements and analysis of the current accounting standards, the Company has control and therefore has the right to consolidate these entities:

Entity	Country	Participation Embraer Group	Participation noncontrolling
OGMA—Indústria Aeronática de Portugal S.A.	Portugal	65.0%	35.0%
Harbin Embraer Aircraft Industry Company Ltd.	China	51.0%	49.0%
Embraer CAE Training Services Ltd.	United Kingdom	51.0%	49.0%
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%
Embraer CAE Training Services	United States of America	51.0%	49.0%
Harpia Sistemas S.A.	Brazil	51.0%	49.0%
EZ Air Interior Limited	Ireland	50.0%	50.0%
Bradar Aerolevantamento Ltda.	Brazil	25.0%	75.0%

Although the Embraer group holds 51.0% of the entities Harbin Embraer Aircraft Industry Company Ltd., Embraer CAE Training Services Ltd., and Visiona Tecnologia Espacial S.A., the powers described in the contractual agreements show that the Board of Directors is mainly comprised of Embraer representatives and the Embraer Group directs the principal operating activities of the entity.

An agreement with Bradar Aerolevantamento Ltda. assigns to Embraer S.A. an irrevocable option to purchase all the shares of the non-controlling interests. This option is exercisable at any time and can be transferred to any person, which determines the control of Bradar Aerolevantamento by the Embraer group, despite holding only 25% of its capital.

At June 1, 2016 Embraer and the non-controlling (AVIC Harbin Aviation Industry (Group) Co., and Harbin Hafei Aviation Industry Co., Ltd) confirmed the phase out of their company Harbin Embraer Aircraft Industry Co., Ltd (HEAI) after 13 years of manufacturing and delivery of commercial and executive jets in China. The last delivery of its Legacy 650 aircraft occurred last March. Embraer remains fully committed to and will continue to serve the Chinese commercial and executive aircraft markets, providing efficient support to the existing customers and their 166 strong fleet, as well as offering to the market a world class portfolio of products and services, through its Beijing based team and its infrastructure throughout the country.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The financial position of the group entities that have non-controlling interests is summarized below:

	09.30.2016	12.31.2015
	(Unaudited)
Cash and cash equivalents	55.8	87.2
Current assets	233.1	286.7
Non current assets	113.0	134.3
Current liabilities	104.0	141.6
Non current liabilities	9.1	25.7
Noncontrolling interest	95.2	101.9
Revenue	253.4	292.8
Net income for the period/year	6.8	23.8

Group subsidiaries with non-controlling interests are subject to the same risks as the wholly owned subsidiaries.

(iii)	Jointly controlled entity

EZ Air Interior Limited is a joint operation between the Embraer group and Zodiac Aerospace and shares with the other members the joint management of the relevant activities of the entities.

The net assets and liabilities of the joint operations are recognized in consolidation in accordance with the rights and obligations assigned to Embraer.

	09.30.2016	12.31.2015
	(Unaudited)
Cash and cash equivalents	0.5	1.8
Current assets	28.8	26.2
Non current assets	6.2	5.1
Current liabilities	20.8	18.5
Non current liabilities	25.2	20.4
Revenue	40.6	31.2
Net loss for the period/year	(3.7)	(3.8)

(iv)	Interests in other companies

On May 2016 the Company sold 25% of the share participation Embraer Defesa & Segurança held on AEL Sistemas S.A to its controlling shareholders. This operation occurred by exercising a put option held by Embraer Defesa & Segurança against AEL controlling shareholders. The put option was measured by its fair value and was liquidated in cash, all the fair value fluctuations previously recognized on other comprehensive income was reclassified to the P&L as operating results, and impact on the P&L as a result of this sale was US$1.1.

8.	Related Parties

8.1	Related party transactions

The table below summarizes balances and transactions with related parties outside the group and refers mainly to:

•	assets: (i) accounts receivable for spare parts, aircraft sales and product development, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies (ii) mutual loans to subsidiaries abroad with interest rates compatible with those used by the Company on acquiring resources in foreign currencies (iii) balances of financial investments; and (iv) bank deposits;

•	liabilities: (i) purchase of aircraft components and spare parts, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies (ii) advances received on account of sales contracts, according to contractual agreements; (iii) commission for sale of aircraft and spare parts (iv) financing for research and product development at market rates for this kind of financing (v) loans and financing; and (vi) mutual loan contracts with the subsidiaries abroad with interest rates equivalent to those used by the Company to acquire similar funding (vii) export financing; and

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	amounts in profit or loss: (i) purchases and sales of aircraft, components and spare parts and development of products for the defense and security market; (ii) financial income from financial investments and mutual loans; (iii) supplementary pension plan.

8.1.1	September 30, 2016 (unaudited)

	Current		Non-current		Financial Results	Operating Results
	Assets	Liabilities	Assets	Liabilities
Banco do Brasil S.A.	58.8	9.4	319.5	411.9	(3.2)	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	169.4	—	339.7	(14.4)	—
Caixa Econômica Federal	197.5	30.9	—	—	22.5	—
Brazilian Air Force	296.1	205.7	—	—	—	(8.1)
Marinha do Brasil	5.8	—	—	—	—	(2.7)
Embraer Prev—Sociedade de Previdência Complementar	—	0.1	—	—	—	(17.4)
Empresa Portuguesa de Defesa – EMPORDEF	—	—	—	6.1	—	—
Brazilian Army	—	3.9	—	—	—	2.3
Financiadora de Estudo e Projetos – FINEP	—	17.0	—	69.1	(2.0)	—
Telecomunicações Brasileiras S.A.—Telebrás	—	168.3	—	—	—	(0.7)

	558.2	604.7	319.5	826.8	2.9	(26.6)

8.1.2	December 31, 2015

	Current		Non-current		Financial Results	Operating Results
	Assets	Liabilities	Assets	Liabilities
Banco do Brasil S.A.	141.3	2.5	328.7	396.3	4.4	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	154.1	—	386.1	(20.3)	—
Brazilian Air Force	350.4	25.7	—	—	27.3	—
Caixa Econômica Federal	248.1	143.6	—	—	—	(84.9)
Embraer Prev—Sociedade de Previdência Complementar	—	—	—	—	—	(22.6)
Empresa Portuguesa de Defesa – EMPORDEF	—	—	—	5.8	—	—
Brazilian Army	4.2	—	—	—	—	(4.6)
Financiadora de Estudo e Projetos – FINEP	—	7.2	—	54.3	(2.6)	—
Telecomunicações Brasileiras S.A.—Telebrás	61.4	150.6	—	—	—	21.5

	805.4	483.7	328.7	842.5	8.8	(90.6)

8.1.3	September 30, 2015 (unaudited)

	Financial Results	Operating Results
Banco do Brasil S.A.	9.9	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	(15.7)	—
Brazilian Air Force	—	(65.8)
Caixa Econômica Federal	20.4	—
Embraer Prev—Sociedade de Previdência Complementar	—	(17.1)
Brazilian Army	—	(53.2)
Financiadora de Estudo e Projetos – FINEP	(2.0)	—
Telecomunicações Brasileiras S.A.—Telebrás	—	15.6

	12.6	(120.5)

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

8.2	Brazilian Federal Government

Through its direct and indirect interests and on account of holding a “golden share”, the Brazilian Federal Government is a significant shareholder. At September 30, 2016, in addition to its “golden share”, the Brazilian Federal Government held an indirect stake of 5.37% in the Company’s capital through BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social— BNDES (the Brazilian Development Bank, or “BNDES”), which, in turn, is controlled by the Brazilian Federal Government. Consequently, transactions between Embraer and the Brazilian Federal Government or its agencies meet the definition of related party transactions.

The Brazilian government plays a key role in the Company’s business activities, including as:

•	a major customer for defense products (through the Brazilian Air Force); a source of research and development financing through technology development institutions such as FINEP and the BNDES;

•	an export credit agency (through the BNDES); and

•	a source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

8.3	Remuneration of key management personnel:

	09.30 .2016	09.30.2015
	(Unaudited)	(Unaudited)
Short-term benefits (i)	7.8	8.7
Share based payment (ii)	(2.7)	3.7
Labor contract termination	0.3	0.7

	5.4	13.1

(i)	Includes wages, salaries, profit sharing, bonuses and indemnities.
(ii)	As a result of the devaluation of the Company’s shares (EMBR3) in the period, the mark to market of virtual shares granted through the Long Term Incentive Plan generated revenue that exceeded expenses incurred in the period with virtual shares and stock options.

Key Management includes members of the statutory Board of Directors and Executive Directors.

9.	Property, Plant and Equipment

The movement of significant additions, disposals, impairment or reclassifications of property, plant and equipment for the nine months of 2016 are described below:

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress (ii)	Total
Cost
At December 31, 2015	11.0	616.5	151.8	853.3	70.5	17.0	323.5	163.2	533.5	22.8	622.6	75.8	3,461.5
Additions	—	1.4	—	29.2	2.6	0.2	105.2	12.1	33.1	27.0	57.6	66.0	334.4
Disposals	—	(5.9)	—	(2.2)	(0.6)	(0.2)	—	(0.7)	(0.4)	—	(9.7)	(0.1)	(19.8)
Impairment	—	—	—	—	—	—	(12.7)	—	—	—	—	—	(12.7)
Impairment (i)	—	—	—	—	—	—	(64.9)	—	—	—	—	—	(64.9)
Reclassifications*	—	19.5	3.1	5.6	1.8	0.3	(29.5)	0.8	0.6	(2.0)	7.8	(29.7)	(21.7)
Interest on capitalized assets	—	—	—	—	—	—	—	—	—	—	—	12.9	12.9
Translation adjustments	—	0.6	0.2	3.6	0.2	0.1	0.5	0.5	(0.4)	—	3.6	0.6	9.5

At September 30, 2016 (Unaudited)	11.0	632.1	155.1	889.5	74.5	17.4	322.1	175.9	566.4	47.8	681.9	125.5	3,699.2

Accumulated depreciation
At December 31, 2015	—	(180.8)	(97.2)	(389.5)	(37.9)	(12.5)	(156.4)	(128.7)	(233.4)	(9.4)	(188.3)	—	(1,434.1)
Depreciation	—	(12.2)	(3.3)	(46.2)	(3.0)	(0.8)	(20.2)	(7.6)	(29.2)	—	(14.8)	—	(137.3)
Disposals	—	5.7	—	0.7	0.4	0.1	—	0.7	0.3	—	3.9	—	11.8
Reclassifications*	—	—	—	1.7	—	—	4.6	(0.1)	(1.6)	—	—	—	4.6
Translation adjustments	—	(0.2)	(0.1)	(3.2)	(0.1)	(0.1)	2.8	(0.2)	0.1	—	2.5	—	1.5

At September 30, 2016 (Unaudited)	—	(187.5)	(100.6)	(436.5)	(40.6)	(13.3)	(169.2)	(135.9)	(263.8)	(9.4)	(196.7)	—	(1,553.5)

Net
At December 31, 2015	11.0	435.7	54.6	463.8	32.6	4.5	167.1	34.5	300.1	13.4	434.3	75.8	2,027.4
At September 30, 2016 (Unaudited)	11.0	444.6	54.5	453.0	33.9	4.1	152.9	40.0	302.6	38.4	485.2	125.5	2,145.7

(i)	The aircraft are used for testing, shuttle and operating leases and are adjusted to the fair value, when applicable. The following aircraft are held:
•	September 30, 2016: 24 ERJ 135, 15 ERJ 145, six EMBRAER 170, three EMBRAER 190, one EMBRAER 120, one 690B; and
•	December 31, 2015: 28 ERJ 135, nine ERJ 145, six EMBRAER 170, one EMBRAER 175, one EMBRAER 190, one EMBRAER 120, and one 690B.
(ii)	Because of the Chapter 11 filling by Republic Airways Holding (Note 14), the Company has received part of the aircraft referring to the negotiation of the financial guarantees from which losses were recognized in 2015 as defined in agreement. At the moment these aircraft were acquired these losses were reclassified to the property, plant and equipment asset.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress (ii)	Total
Cost
At December 31, 2014	11.0	577.6	145.3	741.3	65.7	16.0	521.3	163.0	420.0	34.4	586.3	129.9	3,411.8
Additions	—	1.6	—	65.1	2.5	0.8	23.6	13.0	81.7	9.9	71.6	71.7	341.5
Disposals	—	(0.1)	(0.1)	(5.5)	(0.5)	(0.4)	(158.6)	(2.2)	(1.9)	—	(13.7)	(2.2)	(185.2)
Impairment	—	—	—	—	—	—	(11.6)	—	—	—	—	—	(11.6)
Reclassifications*	—	40.6	7.1	66.5	3.5	1.0	(50.7)	(9.0)	33.9	(21.3)	(6.1)	(122.3)	(56.8)
Translation adjustments	—	(3.2)	(0.5)	(14.1)	(0.7)	(0.4)	(0.5)	(1.6)	(0.2)	(0.2)	(15.5)	(1.3)	(38.2)

At December 31, 2015	11.0	616.5	151.8	853.3	70.5	17.0	323.5	163.2	533.5	22.8	622.6	75.8	3,461.5

Accumulated depreciation
At December 31, 2014	—	(165.3)	(93.9)	(352.0)	(34.6)	(11.8)	(217.6)	(119.5)	(207.8)	(9.4)	(174.1)	—	(1,386.0)
Depreciation	—	(15.9)	(4.0)	(49.9)	(4.0)	(1.1)	(31.9)	(11.5)	(26.2)	—	(17.4)	—	(161.9)
Disposals	—	—	—	0.8	0.3	—	75.1	1.4	0.4	—	5.9	—	83.9
Reclassifications*	—	(0.5)	0.5	—	—	—	17.7	—	—	—	—	—	17.7
Translation adjustments	—	0.9	0.2	11.6	0.4	0.4	0.3	0.9	0.2	—	(2.7)	—	12.2

At December 31, 2015	—	(180.8)	(97.2)	(389.5)	(37.9)	(12.5)	(156.4)	(128.7)	(233.4)	(9.4)	(188.3)	—	(1,434.1)

Net
At December 31, 2014	11.0	412.3	51.4	389.3	31.1	4.2	303.7	43.5	212.2	25.0	412.2	129.9	2,025.8
At December 31, 2015	11.0	435.7	54.6	463.8	32.6	4.5	167.1	34.5	300.1	13.4	434.3	75.8	2,027.4

*	Non-cash transactions. On “aircraft” and “exchange pool program assets” the amount refers to aircraft and items transferred to the inventory.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

10.	Intangible Assets

Internally developed intangible assets relate to expenditure incurred in developing new aircraft, including support services, production labor, materials and direct labor allocated to the construction of aircraft prototypes or significant components, and also the use of advanced technologies to make the aircraft lighter, quieter, more comfortable and energy-efficient and to reduce emissions, in addition to speeding up design and manufacture, while optimizing the use of resources.

	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2015	1,276.1	1,248.9	25.6	36.1	10.1	263.3	16.4	24.0	2,900.5
Additions	272.0	47.5	3.0	9.4	3.1	29.6	—	3.2	367.8
Contributions from suppliers	(123.9)	—	—	—	—	—	—	—	(123.9)
Interest on capitalized assets	7.8	4.1	—	—	—	—	—	—	11.9
Translation adjustments	—	—	—	—	—	—	4.6	—	4.6

At September 30, 2016 (Unaudited)	1,432.0	1,300.5	28.6	45.5	13.2	292.9	21.0	27.2	3,160.9

Acumulated amortization
At December 31, 2015	(923.6)	(377.1)	(25.6)	—	(4.6)	(160.9)	—	(3.3)	(1,495.1)
Amortization	(66.3)	(33.8)	—	—	(1.0)	(15.5)	—	(0.3)	(116.9)
Amortization of contribution from suppliers	16.9	9.1	—	—	—	—	—	—	26.0
Interest on capitalized assets	—	(0.5)	—	—	—	—	—		(0.5)

At September 30, 2016 (Unaudited)	(973.0)	(402.3)	(25.6)	—	(5.6)	(176.4)	—	(3.6)	(1,586.5)

Intangible, net
At December 31, 2015	352.5	871.8	—	36.1	5.5	102.4	16.4	20.7	1,405.4
At September 30, 2016 (Unaudited)	459.0	898.2	3.0	45.5	7.6	116.5	21.0	23.6	1,574.4

	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2014	1,113.6	1,162.8	25.6	24.5	12.1	235.9	38.3	22.6	2,635.4
Additions	302.5	86.1	—	11.6	—	27.4	—	—	427.6
Contributions from suppliers	(140.0)	—	—	—	—	—	—	—	(140.0)
Translation adjustments	—	—	—	—	(2.0)	—	(21.9)	1.1	(22.8)

At December 31, 2015	1,276.1	1,248.9	25.6	36.1	10.1	263.3	16.4	23.7	2,900.2

Acumulated amortization
At December 31, 2014	(871.6)	(326.4)	(25.6)	—	(5.4)	(143.0)	—	(2.5)	(1,374.5)
Amortization	(71.0)	(65.5)	—	—	—	(17.9)	—	(0.5)	(154.9)
Amortization of contribution from suppliers	19.0	14.8	—	—	—	—	—	—	33.8
Translation adjustments	—	—	—	—	0.8	—	—	—	0.8

At December 31, 2015	(923.6)	(377.1)	(25.6)	—	(4.6)	(160.9)	—	(3.0)	(1,494.8)

Intangible, net
At December 31, 2014	242.0	836.4	—	24.5	6.7	92.9	38.3	20.1	1,260.9
At December 31, 2015	352.5	871.8	—	36.1	5.5	102.4	16.4	20.7	1,405.4

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

11.	Loans and Financing

	Currency	Contractual interest rate - %	Effective interest rate - %	Maturity	09.30.2016	12.31.2015
					(Unaudited)
Other currencies:		1.25% to 6.38%	1.25% to 7.42%	2025	2,624.2	2,413.7
Working capital	US$	Libor 6M + 1.35%	Libor 6M + 1.35%	2019	18.0	18.0
		Libor 3M + 2.25%	Libor 3M + 2.25%	2026	210.8	206.4
	Euro	1.00% a 3.37%	1.00% a 3.37%	2020	17.6	22.2
Advances on foreign exchange contracts	US$	3.85% to 4.65%	3.85% to 4.65%	2016	3.60	—
Property, plant and equipment	US$	2.13% Libor 1M + 2.44%	2.13% Libor 1M + 2.44%	2030 2035	60.8	62.5
Finance leasing	US$	Libor 6M + 3.40%	Libor 6M + 3.40%	2017	0.1	0.1

					2,935.1	2,722.9

In local currency:
Export Financing	R$	5.50% to 8.00%	5.5% to 8.00%	2017	30.9	76.3
Project development	R$	3.50 % to 5.50% TLPJ + 1.92% a 5.00%	3.50 % to 5.50% TLPJ + 1.92% a 5.00%	2023 2022	528.3	459.4
Credit Note for Exportation	R$	5.5% to 11.00%	5.5% to 11.00%	2019	328.8	271.2
Working capital	R$	118.5% of CDI	118.5% of CDI	2016	—	0.7

					888.0	807.6

Total					3,823.1	3,530.5

Current portion					498.5	219.4
Non-current portion					3,324.6	3,311.1

In October 2006, the Company´s wholly-owned finance subsidiary Embraer Overseas Limited, which only performs financial operations, issued US$400.0 in Guaranteed Notes at 6.375% p.a. due on January 24, 2017 in an offering subsequently registered with the SEC. In October 2009, Embraer Overseas Limited issued US$500.0 in guaranteed notes at 6.375% p.a., due on January 15, 2020. Both operations are fully and unconditionally guaranteed by the Parent Company.

Between August and September 2013, through its subsidiary Embraer Overseas Limited, Embraer S.A. made an offer to exchange existing bonds maturing in 2017 and 2020 for “New Notes” maturing in 2023. In the case of bonds maturing in 2017, the exchange offer resulted in US$146.4 of the aggregate principal of existing notes and US$337.2 of the aggregate principal of the 2020 Notes, representing approximately 54.95% of the Notes exchanged. The total of the exchange offer, taking into account the effects of the exchange price on the negotiations and the total New Notes issued closed at approximately US$540.5 in principal at a rate of 5.696%, maturing on September 16, 2023.

The separate financial statements of Embraer Overseas Limited are not provided, because the issuer is a fully-owned finance subsidiary of the Company and the Company fully and unconditionally guarantees the securities. There are no significant restrictions on the ability of the Parent Company to obtain funds from its subsidiaries by dividend or loan.

On June 15, 2012, Embraer S.A. raised funds by issuing guaranteed notes, maturing on June 15, 2022, through an overseas offer of US$500 at a rate of 5.15% a year.

On February 2013, Embraer S.A. contracted loans of R$712.0 million, equivalent to US$219.3, in the form of Export Credit Notes for the purpose of investing in export activities and the production of goods for export, at a fixed rate of 5.50% p.a. At September 30, 2016 the amount still outstanding was R$237 million, equivalent to US$73.0 million.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

On August 2013, Embraer S.A. contracted financing totaling approximately R$303.9 million, equivalent to US$93.6, at a rate fixed 3.50% per annum, from the Financier of Studies and Projects (Financiadora de Estudos e Projetos – FINEP) for use in the research and new product development program. At September 30, 2016 the Company had received the amount of R$246.3 million equivalent to US$75.9 million.

On December 2013, Embraer S.A. signed a contract with the BNDES for use in developments projects in the amount of approximately R$1.4 billion, equivalent to US$434.7, received in full by September 30, 2016.

On June 2015, the Company’s wholly-owned finance subsidiary Embraer Netherlands Finance B.V, issued US$1 billion in Guaranteed Notes at 5.05% p.a., due on June 15, 2025, in an offering subsequently registered with the “SEC”. This operation is fully and unconditionally guaranteed by the Parent Company.

The separate financial statements of Embraer Netherlands Finance B.V are not provided, because the issuer is a fully-owned finance subsidiary of the Company and the Company fully and unconditionally guarantees the securities. There are no significant restrictions on the ability of the Parent Company to obtain funds from its subsidiaries by dividend or loan.

In December 2015, Embraer SA contracted loans of R$685 million, equivalent to US$211.0, at a weighted average rate of 10.96% a year, in the form of Export Credit Notes in order to invest in export and production of goods for export.

In August 2016, Embraer Portugal SA, a subsidiary of Embraer S.A., contracted amount of US$200 million, equivalent to R$649 million for working capital and acquisition of fixed assets.

At September 30, 2016, the maturities of the long-term financing agreements are as follows:

Year
2017	86.4
2018	293.7
2019	157.5
2020	248.2
After 2020	2,538.8

3,324.6

11.1	Currency analysis

Total debt is denominated in the following currencies:

	09.30.2016	12.31.2015
	(Unaudited)
Loans
US dollar	2,917.5	2,700.7
Brazilian Real	888.0	807.6
Euro	17.6	22.2

	3,823.1	3,530.5

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

11.2	Interest and guarantees

At September 30, 2016, loans denominated in US dollars (76.3% of the total) are mainly subject to fixed interest rates. The weighted average rate was 5.11% p.a. (5.26% p.a. at December 31, 2015).

At September 30, 2016, loans denominated in Reais (23.2% of the total) are subject to fixed interest rates or interest based on the Brazilian Long-term Interest Rate (“TJLP”). The weighted average rate at September 30, 2016 was 5.18% p.a. (6.43% p.a. at December 31, 2015).

At September 30, 2016, loans denominated in euros (0.5% of the total) were predominantly subject to fixed charges and weighted average rate of 1.84% pa (1.79% pa at December 31, 2015).

Real estate, machinery, equipment, commercial pledges and bank guarantees totaling US$498.7 as at September 30, 2016 (US$471.3 at December 31, 2015) were provided as collateral for loans.

11.3	Restrictive clauses

The long-term financing agreements are subject to restrictive clauses, consistent with normal market practices, which establish control over the degree of leverage through the ratio of total consolidated indebtedness/EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization, as defined), as well as limits for debt service cover based on EBITDA/net financial expense. Agreements also include customary restrictions on the creation of new encumbrances on assets, significant changes in control of the Company and sale of assets.

As at September 30, 2016, the Company was in compliance with all the restrictive clauses.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

12.	Other payables

	09.30.2016	12.31.2015
	(Unaudited)
Accounts payable for penalties (i)	205.5	—
Provisions related to payroll (ii)	166.3	97.2
Other accounts payable (iii)	79.4	94.5
Contractual obligations (iv)	58.0	71.3
Commissions	23.6	21.9
Provision employee profit sharing	22.2	17.8
Insurance	5.6	8.1
Long-term incentive (v)	5.1	9.8
Brazilian air force	3.5	2.6
Security deposit	0.9	0.9
Accrued materials (vi)	0.6	4.2
Non controlling interest option (vii)	—	2.2
Financial credit	—	0.2

	570.7	330.7

Current portion	556.6	291.1
Non-current portion	14.1	39.6

(i)	The company has received in September 2010 a subpoena from Securities and Exchange Commission (SEC) and correlated inquiry from U.S Department of Justice (DOJ), related to a possible non conformity with the US Foreign Corrupt Practices Act (FCPA) in certain aircraft sale out of Brazil. In response, the Company has contracted external lawyers to proceed with an internal investigation in operations occurred in three countries. In consequence of additional information, the Company has expanded the internal investigation scope to include sales in other countries, reported these facts to SEC and DOJ and cooperated with these authorities. The Company started discussions with DOJ in May 2015 with the objective of settling the investigative procedures related to non conformity allegations with FCPA.

In 2016, negotiation with American authorities have progressed significantly until the point where Embraer made a provision for losses on US$200 million on the quarter ended on June 30, 2016. The conclusion of the definitive agreement with DOJ and SEC for the resolution of the allegations for not complying with FCPA in civil and criminal purposes occurred on October, 2016. Additionally, the Company concluded a term of undertaking (Termo de Compromisso e Ajustamento de Conduta—TCAC) with Brazilian Federal Public Prosecution Office (Ministério Público Federal—MPF) and Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM) for the resolution of allegations of not complying with certain laws.

On the definitive agreement the Company has assumed, among other obligations, the obligation of paying US$205.5 million, being US$98.2 million to SEC (from which will be deducted the amounts paid to CVM and MPF based on the TCAC), as disgorgement of profits, and US$107.3 million to be paid to DOJ, as penalty for violating FCPA definitions about improper payments done to public servants and for violating FCPA definitions on maintaining accurate accounting records. Simultaneously to the agreements celebrated with the North American authorities, the Company has concluded a TCAC with MPF and CVM to settle any potential claims that could be brought in court or through administrative procedure, where the Company has assumed, among other obligations, the obligation on paying US$20 million to a Brazilian Federal Fund (Fundo de Defesa dos Direitos Difusos) for disgorgement of profit with not legal practices, for the reparation of diffuse damages and discouragement of similar practices, being such amount deducted from the amount due to SEC.

(ii)	Refers to the accrued vacation and related charges.
(iii)	Primarily expenses incurred at the reporting date, with payments occurring within one month.
(iv)	Mainly amounts recorded to cover maintenance costs of aircraft under operating lease agreements and contractual commitments assumed on the sale of new aircraft or closing of financial residual value guarantees.
(v)	Refers to Long-term Incentive (LTI) granted to Company’s employees in the form of virtual shares, as described on Note 18—Share-based compensation, including respective charges. On this quarter a reversal of the liability related to the LTI was done, more specifically on the performance virtual shares, because of the expectation on not complying with some goals defined on the plan. The amount reversed is equal to US$4.1 and 910,909 shares.
(vi)	Accessories or components to be installed in aircraft already delivered, in accordance with the contracts.
(vii)	Refers to the option of non-controlling Bradar Indústria S.A. whose remaining shares were acquired this year.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

13.	Income Taxes

As the tax basis for the majority of the Company’s assets and liabilities is maintained in Reais and the accounting basis is measured in US dollars (functional currency), the fluctuations in the exchange rate significantly impacted the tax basis and, in turn, the deferred income tax expense (benefit).

Based on the expectation of future taxable income, the Company recorded deferred tax assets based on tax losses carryforwards.

Credits relating to temporary differences on non-deductible provisions, represented by labor contingencies, provisions and disputed taxes will be realized as such proceedings are concluded.

13.1	Deferred taxes

The components of deferred tax assets and liabilities are as follows:

	09.30.2016	12.31.2015
	(Unaudited)
Temporarily non-deductible provisions	(46.6)	(2.8)
Tax loss carryforwards	22.2	20.5
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(205.2)	(407.1)
Gains not realized from sales of Parent Company to subsidiairies	18.6	19.9
Effect of differences by fixed asset	(33.8)	(36.1)
Differences between basis: account x tax	7.3	(7.2)

Deferred tax assets (liabilities), net	(237.5)	(412.8)

Total deferred tax asset	3.0	4.5
Total deferred tax liability	(240.5)	(417.3)

The changes in deferred income tax that affected profit and loss were as follows:

	From the statement of income	Other comprehensive income	Total

At December 31, 2014	(293.7)	31.4	(262.3)

Temporarily non-deductible provisions	62.1	—	62.1
Tax loss carryforwards	2.6	—	2.6
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(202.4)	—	(202.4)
Provision Gain not realized at sales from Controlling company to subsidiairies	(8.1)	—	(8.1)
Effect of differences by fixed asset	(5.0)	—	(5.0)
Differences between basis: account x tax	14.6	(14.3)	0.3

At December 31, 2015	(429.9)	17.1	(412.8)

Temporarily non-deductible provisions	(43.8)	—	(43.8)
Tax loss carryforwards	1.7	—	1.7
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	202.0	—	202.0
Gains not realized from sales of Parent Company to subsidiairies	(1.3)	—	(1.3)
Effect of differences by fixed asset	2.2	—	2.2
Differences between basis: account x tax	12.1	2.4	14.5

At September 30, 2016 (Unaudited)	(257.0)	19.5	(237.5)

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

13.2	Reconciliation of income tax expense

	09.30.2016	09.30.2015
	(Unaudited)	(Unaudited)
Profit (loss) before taxation	(92.6)	270.5

Income tax and social contribution expense at the nominal Brazilian enacted tax rate—34%	31.5	(92.0)

Tax on profits of overseas subsidiaries	(0.1)	(1.8)
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	202.0	(291.6)
Research and development tax incentives	27.4	1.5
Interest on own capital	7.3	9.1
Fiscal credits (recognized and non recognized) and tax rate	(61.1)	(11.3)
Other difference between IFRS and fiscal basis	(77.9)	35.9
Other	(64.5)	46.5

	33.1	(211.7)

Income tax and social contribution income (expense) benefit as reported	64.6	(303.7)

Current income tax and social contribution (expense) benefit as reported	(108.3)	(19.3)
Deferred income tax and social contribution income (expense) benefit as reported	172.9	(284.4)

The effective tax rate for the period ended September 30, 2016 was 69.8% as compared to 112.3% at September 30, 2015.

The average effective rate of current income tax and social contribution for the period ended September 30, 2016 was 117.0% as compared to 7.1% at September 30, 2015.

14.	Financial Guarantees and Residual Value Guarantees

	09.30.2016	12.31.2015
	(Unaudited)
Financial guarantee of residual value	119.4	94.7
Accounts payable (i)	86.7	57.4
Financial guarantee	32.2	40.1
Additional provision (i)	—	100.9

	238.3	293.1

Current portion	74.9	161.5
Non-current portion	163.4	131.6

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The activity on the financial guarantees and residual guarantees is shown below:

	Financial guarantee	Financial guarantee of residual value	Accounts payable (i)	Additional provision (i)	Total
At December 31, 2014	61.8	94.4	81.8	—	238.0

Additions	—	—	3.0	114.0	117.0
Disposals	—	—	(40.5)	—	(40.5)
Re-measurement	(9.0)	—	—	—	(9.0)
Reclassifications	—	—	13.1	(13.1)	—
Market value	—	0.3	—	—	0.3
Guarantee amortization	(12.7)	—	—	—	(12.7)

At December 31, 2015	40.1	94.7	57.4	100.9	293.1

Additions	0.1	—	1.5	—	1.6
Disposals	—	—	(60.9)	—	(60.9)
Reversals	—	—	—	(12.2)	(12.2)
Reclassifications	—	—	88.7	(88.7)	—
Market value	—	24.7	—	—	24.7
Guarantee amortization	(8.0)	—	—	—	(8.0)

At September 30, 2016 (Unaudited)	32.2	119.4	86.7	—	238.3

(i)	Accounts payable and additional provision:

•	American Airlines—Refers to liabilities assumed as a result of the acquisition of certain assets of American Airlines. At September 30, 2016 the obligation assumed in accounts payable was US$42.5 (December 31, 2015 – US$57.4)

•	Republic Airways Holding—a result of the bankruptcy filling (Chapter 11) of the client occurred in February 2016, the Company recorded a provision of US$100.9 in its financial statement 2015 to cover losses related to their obligations with financial guarantees offered aircraft to financial agents. The negotiations were partially completed and the Company acquired the right to receive assets of the Republic in contrast to obligations accounts payable in the amount of US$44.2.

15.	Provisions and contingent liabilities

15.1	Provisions

	09.30.2016	12.31.2015
	(Unaudited)
Voluntary redundancy scheme (i)	117.8	—
Product warranties (ii)	98.2	95.7
Provisions for labor, taxes and civil (iii)	56.4	49.9
Post retirement benefits	33.8	26.8
Taxes	28.3	16.9
Environmental provision	1.1	1.7
Other	10.5	13.6

	346.1	204.6

Current portion	221.5	95.7
Non-current portion	124.6	108.9

(i)	The Company has announced on August 08, 2016 a Voluntary Redundancy Scheme (VRS) in which the Parent Company and subsidiaries ELEB and Embraer GPX Ltda. employees were eligible to apply to. The enrollment phase has ended on September 14, 2016 and 1,470 employees adhered to the plan being 1,463 of those approved by the Company. The provisioned amounts refer to non recurring incremental expenditures specifically related to the plan, amounts referring to the reminiscing salary balance for worked days and other recurring expenditures are recognized according to its nature, the amounts will be paid as the dismissals are effective up to April 20, 2017. On October 05, 2016 the Company announced a new phase of the Voluntary redundancy scheme for some specific areas. The accession period ended on October 11, 2016 and 180 employees joined the plan. The deadline for the execution of all layoffs is April 20, 2017.
(ii)	Recorded to cover product-related expenditure, including warranties and contractual obligations to implement improvements to aircraft delivered in order to meet performance targets.
(iii)	Provisions for labor, tax or civil contingencies, as shown in the table below Note 15.1.1.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

15.1.1	Labor, tax and civil provisions

	09.30.2016	12.31.2015
	(Unaudited)
Tax related
PIS and COFINS (i)	12.1	16.3
Social security contributions (ii)	8.7	6.8
ICMS (iii)	4.5	3.3
FUNDAF (iv)	3.9	3.1
Import taxes (v)	1.9	1.5
Others	0.4	0.4
	31.5	31.4
Labor related
Plurimas 461/1379 (vi)	9.8	7.0
Reintegration (vii)	3.6	2.3
Indemnity (viii)	1.1	1.7
Third parties	0.5	0.3
Others	9.5	5.3
	24.5	16.6
Civil related
Indemnity (ix)	0.4	1.9
	0.4	1.9

	56.4	49.9

Current portion	24.1	20.0
Non-current portion	32.3	29.9

(i)	The Company calculated credits on the contributions related to PIS and COFINS in certain operations and is awaiting the conclusion of the administrative suit to assess the appropriate legal measures.
(ii)	The Company was notified by the authorities for failing to withhold social security contributions from service providers. These lawsuits are at the 2nd court level. The Company was also notified to pay work-related environmental risk allowances. This dispute resulted in a favorable decision for the Company, which now awaits a pronouncement by the Treasury.
(iii)	The Company is contesting in the administrative sphere the Deficiency and Penalty Notice (Auto de Infração e Imposição de Multa—AIIM) issued by the State of São Paulo for the collection of ICMS (Imposto sobre Circulação de Mercadorias e Serviços) on telecommunication services, on the understanding that the services to which the AIIM refers are not subject to ICMS. There has been no decision to date in respect of the Company’s motion to deny.
(iv)	In March 2005, a Deficiency and Penalty Notice (AIIM) was filed against the Company, demanding payment of the Treasury Management Modernization Fund (Fundo de Modernização da Administração Fazendária—FUNDAF) contribution. As a result of this notification, the Company filed a tax debt annulment lawsuit at the 1st court level, which was partially judged in the Company’s favor. The lawsuit is at the 2nd court level, for consideration of the Appeal and the Voluntary Appeal.
(v)	Two Deficiency and Penalty Notices issued against the Company involving the drawback regime. The first was filed due to alleged violation of the deadline for compliance with the drawback and the second discusses possible differences in relation to the tax classification of certain products. Both disputes are running in the courts and are respectively, in the Special Appeal analysis phase in the Federal Supreme Court—STJ (Supremo Tribunal de Justiça) and awaiting an appeal judgment by the Federal Regional Court—TRF (Tribunal Regional Federal).
(vi)	Refers to claims for backdated salary increases and productivity payments, brought by former employees.
(vii)	Suits brought by former employees claiming reinstatement with the Company for various reasons.
(viii)	Indemnity claims in connection with alleged work-related accidents, pain and suffering, etc.
(ix)	Other indemnity claims brought by parties that had some kind of legal relationship with the Company.

The tax, labor and civil provisions are recorded in accordance with the Company’s accounting policy (see note 2.2.24 of the December 31, 2015 consolidated financial statements), and the amounts shown here represent the estimated amounts that the Company’s legal department and its external counsel expect the Company to have to disburse to settle the lawsuits.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Change in provision:

	Product warranties	Post retirement benefits	Provisions Labor, Taxes and Civil	Taxes	Environment provision	Voluntary redundancy scheme	Other	Total
At December 31, 2014	87.3	41.2	80.4	25.3	4.3	—	10.0	248.5

Additions	84.4	(4.7)	14.1	1.0	1.0	—	5.0	100.8
Interest	—	3.1	4.7	—	—	—	—	7.8
Reclassifications	—	—	0.1	—	—	—	—	0.1
Used/payments	(53.9)	(1.1)	(21.5)	(10.0)	—	—	(3.0)	(89.5)
Reversals	(22.3)	—	(11.5)	—	(2.0)	—	—	(35.8)
Translation adjustments	0.2	(11.7)	(16.4)	0.6	(1.6)	—	1.6	(27.3)

At December 31, 2015	95.7	26.8	49.9	16.9	1.7	—	13.6	204.6

Additions	31.4	—	4.1	11.0	1.0	118.0	2.0	167.5
Interest	—	2.4	3.3	—	—	—	—	5.7
Used/payments	(24.1)	—	(1.3)	—	—	—	(4.0)	(29.4)
Reversals	(4.9)	—	(4.0)	—	(2.0)	—	—	(10.9)
Translation adjustments	0.1	4.6	4.4	0.4	0.4	(0.2)	(1.1)	8.6

At September 30, 2016 (Unaudited)	98.2	33.8	56.4	28.3	1.1	117.8	10.5	346.1

On the second quarter of 2016 the Company has constituted a provision for losses with penalties, related to the possibility of non compliance with the US Foreign Corrupt Practices Act (FCPA) in certain sales of aircraft outside Brazil (Note 12). Because of the settlement of the investigation procedure on October, 2016, as a consequence of the definition for the amounts payable, on the financial statements ended on September 2016 the Company has reclassified the amounts provision to the accounts payable group.

15.2	Contingent liabilities

Contingent liabilities are amounts classified as possible losses, in accordance with the Company’s accounting policy, in the opinion of the Company’s legal department, supported by its external counsel. All the Company’s contingent liabilities are listed below:

•	The administrative dispute regarding the tax assessment which addresses the accounting for and recognition of compensation in the Administrative Appeals Council, related Income Tax and Social Contribution is ongoing. The total amount at September 30, 2016 is US$36.9 (US$27.6 at December 31, 2015).

•	The Company has contingent liabilities amounting to US$16.8 at September 30, 2016 related to labor suits (US$10.2 on December 31, 2015).

•	On October, 2016 the Company has concluded definitive agreements with the north American and Brazilian authorities for the resolution of allegations for not compliance with the anti-corruption law on the US and certain Brazilian laws (Note 12). Other related actions and other developments are in course in other countries and may result in additional fines that may be substantial and probably other significant sanctions and consequences. The Company believes that there is no adequate base to estimate provisions or possible contingency related to these actions and developments in other countries.

•	On August, 2016, several putative securities class actions were filled against the Company and its executives on U.S Courts, pleading alleged damages from alleged false declarations from the Company related to the investigations described on note 12 and correlated subjects. On October, 2016, a Court decision consolidated the collective actions and nominated a lead plaintiff and a leading counsel for these actions. The Company is defending itself on the collective action. So far the Company believes that there is no adequate base to estimate provisions or quantify possible contingences related to this collective action.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

16.	Financial Instruments

16.1	Financial instruments by category

		09.30.2016 (Unaudited)
	Note	Loans and receivables	Measured at fair value through profit or loss	Investments held to maturity	Liabilities measured at amortised cost	Total
Assets
Cash and cash equivalents	3	—	1,455.5	—	—	1,455.5
Financial investments	4	—	998.7	716.2	—	1,714.9
Collateralized accounts receivable		344.6	—	—	—	344.6
Trade accounts receivable, net		720.2	—	—	—	720.2
Customer and commercial financing		27.6	—	—	—	27.6
Derivative financial instruments	5	—	27.9	—	—	27.9

		1,092.4	2,482.1	716.2	—	4,290.7

Liabilities
Loans and financing	11	—	807.4	—	3,015.6	3,823.0
Trade accounts payable and others liabilities		—	5.1	—	2,073.2	2,078.3
Financial guarantee of residual value	14	—	119.4	—	118.9	238.3
Financing lease	11	—	—	—	0.1	0.1
Derivative financial instruments	5	—	3.5	—	—	3.5

		—	935.4	—	5,207.8	6,143.2

		12.31.2015
	Note	Loans and receivables	Measured at fair value through profit or loss	Investments held to maturity	Liabilities measured at amortised cost	Total
Assets
Cash and cash equivalents	3	—	2,165.5	—	—	2,165.5
Financial investments	4	—	622.5	747.7	—	1,372.2
Collateralized accounts receivable		408.0	—	—	—	408.0
Trade accounts receivable, net		783.4	—	—	—	783.4
Customer and commercial financing		56.2	—	—	—	56.2
Derivative financial instruments	5	—	14.4	—	—	14.4

		1,247.6	2,802.4	747.7	—	4,799.7

Liabilities
Loans and financing	11	—	483.9	—	3,046.5	3,530.4
Trade accounts payable and others liabilities		—	9.8	—	1,740.6	1,750.4
Financial guarantee of residual value	14	—	94.7	—	198.4	293.1
Financing lease	11	—	—	—	0.1	0.1
Derivative financial instruments	5	—	12.3	—	—	12.3

		—	600.7	—	4,985.6	5,586.3

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

16.2	Fair value of financial instruments

The fair value of the Company’s financial assets and liabilities was determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to generate estimates of fair values. Consequently, the estimates presented below are not necessarily indicative of the amounts that might be realized in a current market exchange. The use of different assumptions and/or methodologies could have a material effect on the estimated realizable values.

The following methods were used to estimate the fair value of each category of financial instrument for which it is possible to estimate the fair value.

The carrying amounts of cash, financial investments, accounts receivable, other financial assets and current liabilities are approximately their fair values. The fair value of securities held to maturity is estimated by the discounted cash flow methodology. The fair value of non-current loans is based on the value of the contractual cash flows. The discount rate used, when applicable, is based on the future market yield curve for the cash flows of each liability.

The Company considers “fair value” to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observable inputs. A fair value hierarchy is used to prioritize the inputs used to measure fair value. The three Levels of the fair value hierarchy are as follows:

•	Level 1—quoted prices are available in active markets for identical assets or liabilities at the reporting period. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

•	Level 2—pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. However, they can be directly or indirectly observable at the statement of financial position date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as swaps or over-the-counter forwards and options.

•	Level 3—pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in Management’s best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

The following table lists the Company’s financial assets and liabilities by level within the fair value hierarchy. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

	09.30.2016 (Unaudited)
	Note	Fair value of financial instruments measured at fair value through profit or loss				Fair value of the other financial instruments	Fair value	Book value
		Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	3	263.4	1,192.1	—	1,455.5	—	1,455.5	1,455.5
Financial investments	4	0.2	998.5	—	998.7	716.2	1,714.9	1,714.9
Collateralized accounts receivable		—	—	—	—	344.6	344.6	344.6
Trade accounts receivable, net		—	—	—	—	720.2	720.2	720.2
Customer and commercial financing		—	—	—	—	27.6	27.6	27.6
Derivative financial instruments	5	—	27.9	—	27.9	—	27.9	27.9

		263.6	2,218.5	—	2,482.1	1,808.6	4,290.7	4,290.7

Liabilities
Loans and financing	11	—	807.4	—	807.4	3,015.6	4,206.2	3,823.0
Trade accounts payable and others liabilities		5.1	—	—	5.1	2,073.2	2,078.3	2,078.3
Financial guarantee and of residual value	14	—	—	119.4	119.4	118.9	238.3	238.3
Capital lease	11	—	—	—	—	0.1	0.1	0.1
Derivative financial instruments	5	—	3.5	—	3.5	—	3.5	3.5

		5.1	810.9	119.4	935.4	5,207.8	6,526.4	6,143.2

	12.31.2015
	Note	Fair value of financial instruments measured at fair value through profit or loss			Total	Fair value of the other financial instruments	Fair value	Book value
		Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	3	379.6	1,785.9	—	2,165.5	—	2,165.5	2,165.5
Financial investments	4	0.1	622.4	—	622.5	749.7	1,372.2	1,372.2
Collateralized accounts receivable		—	—	—	—	408.0	408.0	408.0
Trade accounts receivable, net		—	—	—	—	783.4	783.4	783.4
Customer and commercial financing		—	—	—	—	56.2	56.2	56.2
Derivative financial instruments	5	—	14.4	—	14.4	—	14.4	14.4

		379.7	2,422.7	—	2,802.4	1,997.3	4,799.7	4,799.7

Liabilities
Loans and financing	11	—	483.9	—	483.9	3,046.5	3,669.8	3,530.4
Trade accounts payable and others liabilities		9.8	—	—	9.8	1,740.6	1,750.4	1,750.4
Financial guarantee and of residual value	14	—	—	94.7	94.7	198.4	293.1	293.1
Capital lease	11	—	—	—	—	0.1	0.1	0.1
Derivative financial instruments	5	—	12.3	—	12.3	—	12.3	12.3

		9.8	496.2	94.7	600.7	4,985.6	5,725.7	5,586.3

Fair value of liabilities measurement using significant unobservable inputs (level 3)
At December 31,2014	94.4

Market value	0.3

At December 31,2015	94.7

Market value	24.7

At September 30, 2016 (Unaudited)	119.4

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

16.3	Financial risk management policy

The Company has and follows a risk management policy, which involves the diversification of transactions and counterparties, with the objective of mapping the risks related to the financial transactions, as well as the operational directives related to these financial transactions. The policy provides for regular monitoring and management of the nature and general situation of the financial risks in order to assess the results and the financial impact on cash flows. The credit limits and risk rating of the counterparties are also reviewed periodically.

The Company’s risk management policy is part of the financial management policy established by the Executive Directors and approved by to the Board of Directors, and provides for monitoring by a Financial Management Committee. Under this policy, the market risks are mitigated when there is no counterparty in the Company’s operations and when it is considered necessary to support the corporate strategy. The Company’s internal control procedures provide for consolidated monitoring and supervision of the financial results and of the impact on cash flows.

The Financial Management Committee assists the Financial Department in examining and reviewing information in relation to the economic scenario and its potential impact on the Company’s operations, including significant risk management policies, procedures and practices.

The financial risk management policy includes the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk. The use of these instruments for speculative purposes is forbidden.

16.3.1    Capital risk management

The Company uses capital management to ensure the continuity of its investment program and offer a return to its shareholders and benefits to its stakeholders and to maintain an optimized capital structure in order to reduce costs.

The Company may review its dividends payment policy, pay back capital to the shareholders, issue new shares or sell assets in order to maintain or adjust its capital structure (to reduce indebtedness, for instance).

Liquidity and the leverage level are constantly monitored in order to mitigate refinance risk and to maximize the return to the shareholders. The ratio between the liquidity and the return to the shareholders may be changed pursuant to the assessment of the Board of Directors.

The Company’s capital management may be modified to adjust to changes in the economic scenario or strategic repositioning of the Company.

At September 30, 2016, cash and cash equivalents was lower than the Company’s financial indebtedness by US$652.7 and at December 31, 2015 cash and cash equivalents and financial investments exceed the Company’s financial indebtedness by US$7.2.

Of the total financial indebtedness as of September 30, 2016, 13.0% was short-term (6.8% at December 31, 2015) and the average weighted term was equivalent to 5.5 years (6.2 years at December 31, 2015). The Company’s own capital accounted for 31.0% of the total liabilities at September 30, 2016 and 32.9% at December 31, 2015.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

16.3.2 Credit risk

Credit risk is the risk of a transaction negotiated between counterparties not meeting an obligation established in a financial instrument, or in negotiation of sales to customers, leading to a financial loss. The Company is exposed to credit risk in its operational activities, cash held in banks and other investments in financial instruments held in financial institutions.

•	Financial investments

The credit risk of cash and financial investments, which is managed by the Company’s Financial Department, is in compliance with the risk management policy. The credit limit of counterparties is reviewed on a daily basis in order to minimize concentration of risks and mitigate financial losses due to the bankruptcy of a counterparty. The Financial Management Committee assists the Financial Department in examining and reviewing operations with counterparties.

•	Accounts receivable

The Company may incur losses on amounts receivable from sales of spare parts and services and customer credit ratings are analyzed continuously in order to reduce this risk. The Company may also be subject to credit risk on accounts receivable from aircraft sales until the financing structure has been completed. To minimize this credit risk, the Company operates with financial institutions to facilitate structuring of the financing.

To cover possible losses on doubtful accounts, the Company has recorded an allowance considered sufficient by management to cover expected losses on realization of the receivables.

The following tables present the credit risk classification of the respective counterparty of the financial investment (including cash) and other financial assets held by the Company.

a)	Credit risk for counterparty with external assessment

	09.30.2016	12.31.2015
	(Unaudited)
Cash and cash equivalents	1,455.5	2,165.5
Financial investments	1,714.9	1,372.2
Derivative financial instruments	27.9	14.4

Total	3,198.3	3,552.1

Based on external appraisal:
AAA	39.9	1,975.3
AA	1,295.0	163.9
A	1,655.2	559.6
BBB	197.1	765.4
BB	10.9	87.7
N/A	0.2	0.2

Total	3,198.3	3,552.1

N/A – Not available: no observable input to credit assessment

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

b)	Credit risk for counterparties without external evaluation

	09.30.2016	12.31.2015
	(Unaudited)
Collateralized accounts receivable	344.6	408.0
Trade accounts receivable, net	720.2	783.4
Customer and commercial financing	27.6	56.2

Total	1,092.4	1,247.6

Based on internal appraisal:
Group 1	0.9	4.0
Group 2	86.8	87.6
Group 3	1,004.7	1,156.0

Total	1,092.4	1,247.6

Group 1 : New customers (less than one year)

Group 2 : Customers (more than one year) impaired

Group 3 : Customers (more than one year) not impaired

16.3.3    Liquidity risk

This is the risk of the Company not having sufficient liquid funds to honor its financial commitments as a result of a mismatch of terms or volumes of estimated receipts and payments.

Projections and assumptions are established to manage the liquidity of cash in dollars and reais, based on contracts for future disbursements and receipts, and monitored daily by the Company. Accordingly, possible mismatches are detected well in advance allowing the Company to adopt mitigation measures to reduce risks and financial cost.

The following table provides additional information related to authorization of undiscounted contractual obligations and commercial commitments and their respective maturities:

	Cash Flow	Less than one year	One to three years	Three to five years	More than five years
At September 30, 2016 (Unaudited)
Loans and financing	4,921.4	678.2	840.2	819.9	2,583.1
Suppliers	1,125.9	1,125.9	—	—	—
Recourse and non recourse debt	381.7	28.9	12.7	335.3	4.8
Financial guarantees	238.3	74.9	33.9	24.4	105.1
Other liabilities	252.5	7.7	91.4	101.4	52.0
Capital lease	0.1	—	0.1	—	—

Total	6,919.9	1,915.6	978.3	1,281.0	2,745.0

At December 31, 2015
Loans and financing	4,740.1	377.9	983.3	580.3	2,798.6
Suppliers	1,034.9	1,034.9	—	—	—
Recourse and non recourse debt	384.8	10.1	29.4	338.5	6.8
Financial guarantees	293.1	161.5	41.8	17.7	72.1
Other liabilities	266.0	3.4	120.2	85.8	56.6
Capital lease	0.1	—	0.1	—	—

Total	6,719.0	1,587.8	1,174.8	1,022.3	2,934.1

The table above shows the outstanding principal and interest if applicable at the maturity dates. In the case of the fixed rate liabilities, interest expense was calculated based on the rate established in each debt contract. Interest expense on floating rate liabilities was calculated based on a market forecast for each period (e.g. LIBOR 6m—12m).

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

16.3.4    Market risk

a)	Interest rate risk

This risk arises from the possibility of the Company incurring losses on account of interest rate fluctuations that increase the financial expense of liabilities subject to floating interest rates, reducing the income on assets subject to floating rates and / or fluctuations in fair value when calculating the price of assets or liabilities marked to market at fixed rates.

The lines of the Financial Statements most affected by interest risks are:

•	Cash, cash equivalents and financial investments—Company policy for managing the risk of fluctuations in interest rates on financial investments is to measure market risk by the Value-At-Risk—VAR methodology, analyzing a variety of risk factors that might affect the return on the investments. The financial income determined in the period already reflects the effects of marking the assets in the Brazilian and foreign investment portfolios to market.

•	Loans and financing—the Company uses derivative contracts to hedge against the risk of fluctuations in interest rates on certain transactions, and continuously monitors market interest rates to evaluate the potential need to contract new derivative transactions to protect against the risk of volatility in these rates.

At September 30, 2016, the Company’s cash, cash equivalents, financial investments and loans and financing were indexed as follows:

Without derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	1,319.5	41.62%	1,850.9	58.38%	3,170.4	100.00%
Loans and financing	3,520.4	92.08%	302.7	7.92%	3,823.1	100.00%
With derivative effect	Pre -fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	1,319.5	41.62%	1,850.9	58.38%	3,170.4	100.00%
Loans and financing	2,704.9	70.75%	1,118.2	29.25%	3,823.1	100.00%

At September 30, 2016, the Company’s cash equivalents and post -fixed financing were indexed as follows:

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Cash equivalents and financial investments	1,850.9	100.00%	1,850.9	100.00%
CDI	583.5	31.53%	583.5	31.53%
Libor	1,267.4	68.47%	1,267.4	68.47%
Loans and financing	302.7	100.00%	1,118.2	100.00%
TJLP	19.7	6.51%	19.7	1.76%
Libor	283.0	93.49%	272.0	24.32%
CDI	—	0.00%	826.5	73.91%

b)	Foreign exchange rate risk

The Company’s functional currency is the US dollar.

Consequently, the Company’s operations which are most exposed to foreign exchange gains/losses are those denominated in Reais (labor costs, tax issues, local expenses, financial investments and loans and financing) as well as investments in subsidiaries in currencies other than the US dollar.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Company policy for protection against foreign exchange risks on assets and liabilities is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and daily management of foreign currency purchases and sales to ensure that, on realization of the transactions contracted, this natural hedge will occur. This policy minimizes the effect of exchange rate changes on assets and liabilities already contracted, but does not protect against the risk of fluctuations in future results due to the appreciation or depreciation of the Real that can, when measured in dollars, show an increase or reduction of the share of costs denominated in Reais.

Under certain market conditions, the Company may protect itself against potential future mismatches of expenses and revenues denominated in foreign currency, to minimize the effects of future exchange variations on the Company’s profit or loss.

Efforts to minimize the foreign exchange risk for rights and liabilities denominated in currencies other than the functional currency may involve transactions with derivatives, such as swaps, exchange options and Non-Deliverable Forwards (“NDF”) (Note 5).

On September 30, 2016, the Company had financial assets and liabilities denominated by several currencies on the amounts described below:

	Without the effect of derivative transactions		With the effect of derivative transactions
	09.30.2016	12.31.2015	09.30.2016	12.31.2015
	(Unaudited)		(Unaudited)
Loans and financing
Brazilian reais	888.0	807.6	888.0	807.6
U.S. dollars	2,917.5	2,700.7	2,917.5	2,700.7
Euro	17.6	22.2	17.6	22.2

	3,823.1	3,530.5	3,823.1	3,530.5

Trade accounts payable
Brazilian reais	68.3	83.9	68.3	83.9
U.S. dollars	981.8	842.8	981.8	842.8
Euro	73.3	102.3	73.3	102.3
Other currencies	2.5	5.9	2.5	5.9

	1,125.9	1,034.9	1,125.9	1,034.9

Total (1)	4,949.0	4,565.4	4,949.0	4,565.4

Cash and cash equivalents andfinancial investments
Brazilian reais	1,294.5	1,015.9	1,294.5	1,015.9
U.S. dollars	1,780.3	2,414.8	1,780.3	2,414.8
Euro	62.0	16.0	62.0	16.0
Other currencies	33.6	91.0	33.6	91.0

	3,170.4	3,537.7	3,170.4	3,537.7

Trade accounts receivable:
Brazilian reais	90.9	65.8	90.9	65.8
U.S. dollars	525.1	617.8	525.1	617.8
Euro	104.1	98.7	104.1	98.7
Other currencies	0.1	1.1	0.1	1.1

	720.2	783.4	720.2	783.4

Total (2)	3,890.6	4,321.1	3,890.6	4,321.1

Net exposure (1—2):
Brazilian reais	(429.1)	(190.2)	(429.1)	(190.2)
U.S. dollars	1,593.9	510.9	1,593.9	510.9
Euro	(75.2)	9.8	(75.2)	9.8
Other currencies	(31.2)	(86.2)	(31.2)	(86.2)

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The Company has other financial assets and liabilities that are also influenced by foreign exchange variations that are not included in the table above. They are used to minimize exposure in the currencies presented.

16.4	Sensitivity analysis

In order to present positive and negative variations of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments, including derivatives, is presented below describing the effects on the monetary and foreign exchange variations on the financial income and expense determined on the balances recorded at September 30, 2016, in the event of the occurrence of such variations in the risk component.

However, statistical simplifications were made in isolating the variability of the risk factors in question. Consequently, the following estimates do not necessarily represent the amounts that might be determined in future financial statements. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented below.

16.4.1    Methodology

Assuming that the balances remain constant, the Company calculates the interest and exchange variation differential for each of the projected scenarios.

Evaluation of the amounts exposed to interest rate risk considers only the risks for the financial statement. Operations subject to prefixed interest rates were not included. The probable scenario is based on the Company’s estimates for each of the variables indicated, and positive and negative variations of 25% and 50% were applied to the rates in force as of the reporting date.

In the sensitivity analysis of derivative contracts, positive and negative variations of 25% and 50% were applied to the market yield curve (BM&FBOVESPA) as of the reporting date.

16.4.2    Interest risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 09.30.2016	-50%	-25%	Probable scenario	+25%	+50%
		(Unaudited)
Cash equivalents and financial investments	CDI	583.5	(42.6)	(22.7)	(2.8)	17.1	37.0

Net impact	CDI	583.5	(42.6)	(22.7)	(2.8)	17.1	37.0
Cash equivalents and financial investments	LIBOR	1,267.4	(7.7)	(3.7)	0.3	4.4	8.4
Loans and financing	LIBOR	283.0	1.7	0.8	(0.1)	(1.0)	(1.9)

Net impact	LIBOR	984.4	(6.0)	(2.9)	0.2	3.4	6.5
Loans and financing	TJLP	19.7	0.7	0.4	—	(0.4)	(0.7)

Net impact	TJLP	(19.7)	0.7	0.4	—	(0.4)	(0.7)
Rates considered	CDI	14.13%	6.83%	10.24%	13.65%	17.06%	20.48%
Rates considered	LIBOR	1.24%	0.63%	0.95%	1.27%	1.58%	1.90%
Rates considered	TJLP	7.50%	3.75%	5.63%	7.50%	9.38%	11.25%

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 09.30.2016.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

16.4.3    Foreign exchange risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 09.30.2016	-50%	-25%	Probable scenario	+25%	+50%
		(Unaudited)
Assets		1,780.2	864.4	406.5	(51.4)	(509.4)	(967.3)
Cash, cash equivalents and financial investments	BRL	1,294.5	628.5	295.6	(37.4)	(370.4)	(703.4)
Other assets	BRL	485.7	235.9	110.9	(14.0)	(139.0)	(263.9)
Liabilities		(1,751.9)	850.7	400.1	(50.6)	(501.2)	(951.8)
Loans and financing	BRL	888.0	(431.1)	(202.7)	25.7	254.1	482.5
Other liabilities	BRL	(2,639.9)	1,281.8	602.8	(76.3)	(755.3)	(1,434.3)

Net impact		3,532.1	1,715.1	806.6	(102.0)	(1,010.6)	(1,919.1)
Exchange rate considered		3.2462	1.6700	2.5050	3.3400	4.1750	5.0100

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 09.30.2016.

16.4.4 Derivative contracts

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 09.30.2016	-50%	-25%	Probable scenario	+25%	+50%
		(Unaudited)
Interest swap	LIBOR	2.0	0.1	—	(0.1)	(0.1)	(0.2)
Interest swap—fair value hedge	CDI	17.2	40.1	19.1	2.5	(17.4)	(33.4)
Interest swap	CDI	(0.1)	2.1	1.0	0.1	(1.0)	(1.9)
Hedge designated as cash flow	US$/R$	5.5	179.6	85.5	(9.5)	(61.8)	(127.2)
Foreign Exchange option	EUR/US$	—	(5.5)	(1.9)	0.1	1.0	2.2
Other derivatives	CDI	(0.3)	3.0	3.3	0.6	(0.8)	(2.2)

Total		24.3	219.4	107.0	(6.3)	(80.1)	(162.7)
Rate considered	LIBOR	1.24%	0.63%	0.95%	1.27%	1.58%	1.90%
Rate considered	CDI	14.13%	6.83%	10.24%	13.65%	17.06%	20.48%
Rate considered	US$/R$	3.2462	1.6700	2.5050	3.3400	4.1750	5.0100
Rate considered	EUR/US$	1.12	0.55	0.83	1.10	1.38	1.65

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 09.30.2016.

16.4.5    Residual Value Guarantees

The residual value guarantees are reported in a manner similar to financial derivative instruments.

Based on residual value guarantee contracts in force, the Company ascertains any changes in values based on third party appraisals. The probable scenario is based on the Company’s expectation of recording the provisions on a statistical basis, and the positive and negative variations of 25% and 50% have been applied to the third party appraisals at the balance sheet date.

		Additional variations in book balances
	Amounts exposed at 09.30.2016	-50%	-25%	Probable scenario	+25%	+50%
	(Unaudited)
Financial guarantee of residual value	119.4	(149.0)	(109.0)	(0.7)	78.2	94.5

Total	119.4	(149.0)	(109.0)	(0.7)	78.2	94.5

If a provision is considered insufficient to cover the probable execution of the guarantees, it is increased to adjust it to the Company’s exposure at the reporting period.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

17.	Shareholders’ equity

17.1	Capital

The authorized capital is divided into 1,000,000,000 common shares. The Company’s subscribed and paid up capital at September 30, 2016 was US$1,438.0 and was comprised of 740,465,044 common shares, without par value, of which 5,954,370 shares were held in Treasury.

17.2	Brazilian Government Golden Share

The Federal Government holds one “golden share” with the same voting rights as other holders of common shares but which grants it certain additional rights as established in article 9 of the Company’s bylaws, including veto rights over decisions pertaining to the following matters:

I - Change of the Company’s name or its corporate objective;

II - Alteration and/or application of the Company’s logo;

III - Creation and/or modification of military programs (whether or not the Federal Republic of Brazil is involved);

IV - Training third parties in technology for military programs;

V - Interruption of the supply of maintenance and spare parts for military aircraft;

VI - Transfer of control of the Company’s stock control; and

VII - Any changes in (i) article 9 of the Company’s bylaws, article 4, the main clause of art. 10, articles 11, 14 e 15, sub-item III of art. 18, paragraphs 1 and 2 of art. 27, sub-item X of art. 33, sub-item XII of art. 39 or Chapter VII of the Company’s bylaws, or (ii) the rights attributed by the bylaws to the special class share.

17.3	Treasury Shares

Corresponds to 5.954,370 common shares and US$49.5 as of September 30, 2016. These shares lose voting and economic rights during the period in which they are held in Treasury, its movement is shown below:

	USD	Quantity	Share value (USD)	Net income of uses
In the beggining of the year (i)	38.4	3,513,740	10.94	—
Used for stock options plan (ii)	(6.0)	(559,370)	10.73	4.5
Repurchase of shares in the period (iii)	17.1	3,000,000	5.70	—

At September 30, 2016 (Unaudited)	49.5	5,954,370	8.31	4.5

(i)	Common shares acquired until April 4, 2008, in the amount of US$38.4, using the resources of the reserve for investments and working capital, according to the rules approved by the Statutory Board of Directors.
(ii)	The beneficiaries of the shares used in the share-based compensation plan include the Statutory Board of Directors, Executive Directors and certain employees.
(iii)	Refers to repurchases of shares on the period with the objective of supporting the “stock option Executive Remuneration Program”. The repurchase was done according to rules approved by the Board of Directors, and the lowest and highest prices were US$5.1 and US$6.7 respectively.

At September 30, 2016, the market value of the shares held in Treasury was US$20.9 (December 31, 2015—US$25.9).

17.4	Investment subsidy reserve

This reserve was formed pursuant to article 195-A of Brazilian Corporate Law (as amended by Law 11,638, of 2007) and corresponds to the appropriation of the portion of retained earnings derived from government subsidies received by the Company, which cannot be distributed to shareholders in the form of dividends, recognized in the statements of income in the same line as the investments.

These subsidies are not included in the calculation of the minimum mandatory dividends.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

17.5	Interest on own capital

Interest on own capital is allocated to dividends and approved by the Statutory Board of Directors as follows:

•	In meeting held on March 10, 2016, the Statutory Board of Directors approved the distribution of interest on own capital for the first quarter of 2016 in the amount of US$8.3, corresponding to US$0.01 per share. Payment of interest on own capital is subject to withholding tax at 15%. The payment was made on April 14, 2016.

•	In meeting held on June 09, 2016, the Statutory Board of Directors approved the distribution of interest on own capital for the second quarter of 2016 in the amount of US$9.2, corresponding to US$0.01 per share. The interest on own capital payment is subject to 15% of income tax. The payment was made on July 14, 2016.

•	In meeting held on September 15, 2016, the Statutory Board of Directors approved the distribution of interest on own capital for the third quarter of 2016 in the amount of US$4.5, corresponding to US$0.006 per share. The interest on own capital payment is subject to 15% of income tax. The payment was made on October 14, 2016.

Interest on own capital approved or paid during the ínterim periods is treated as an advance on the mandatory dividends and is adjusted in the last quarter of the year to total a 25% participation in the company’s results in accordance with the bylaws.

18.	Share-based compensation

In February 2014, the Board of Directors approved the revision of the Executive Remuneration Policy (ERP), applicable to all executive officers and other Company executives. The elements of executive compensation include the Long Term Incentive (LTI) main objectives of which are (i) to maintain and attract highly qualified personnel for the Company, (ii) assure people that can contribute to improving the Company’s performance of the right to participate in the results of their contribution, (iii) in addition to ensuring the continuity of the Company’s management by aligning the interests of executives with those of shareholders. The Company currently has two LTI modes: stock options and virtual shares.

18.1	Stock Option

Program for the granting of stock options, for the executives of the Company or its subsidiaries, who may exercise their right in two ways: grants awarded to 2011: I) 20% after 1 year, II) 30% after 2 years and III) 50% after 3 years; and grants awarded from 2012: I) 33% after 3 years, II) 33% after 4 years and III) 34% after 5 years, all in relation to the grant date of each option.

The exercise price of each option is set on the grant date at the weighted average stock option price of the last sixty trading days, and may be adjusted by up to 30% to offset any speculation. The participant will have a maximum exercise period of five years for option granted to 2011 and seven years for the others, starting from the grant date.

The grants awarded are summarized below:

	09.30.2016
	in thousands of options
	Grants	Exercised	Canceled (i)	Outstanding	Exercible	Weighted average exercise Price (R$)
Grants on January 23, 2012	4,860,000	(1,856,710)	(660,600)	2,342,690	1,016,690	11.50
Grants on March 20, 2013	4,494,000	(307,920)	(659,080)	3,527,000	962,910	15.71

As of September 30, 2016 (Unaudited)	9,354,000	(2,164,630)	(1,319,680)	5,869,690	1,979,600

(i)	The cancellations refer to shares granted to executives or employees who no longer work for the Company. Additionally, on April 16, 2014, there was a cancellation of the grants awarded to members of the Board of Directors, with payment of compensation to plan participants.

18.2	Phantom shares plan

The new model is based on the granting of virtual shares to directors and managers and the main objective is to attract and keep in the Company and its subsidiaries, highly qualified staff to ensure continuity of management and align the interests of directors and key personnel of the Company and controlled entities to those of the Company’s shareholders.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The value of the LTI will be converted at the average price of the Company’s shares considering the last 30 trading days by determining the quantity of virtual shares allocated to each participant, divided into two classes, with 50% in the form of restricted virtual shares and 50% in the form of virtual performance shares.

The Company will pay the LTI by converting the quantity of virtual shares into Reais at the average quoted price (weighted by trading volume) of the Company’s shares in the last 10 trading days, as follows:

•	restricted virtual shares: (i) 33% on the third anniversary of the grant date; (ii) 33% on the fourth anniversary of the grant date, and (iii) 34% on the fifth anniversary of the grant date; and

•	Virtual performance AP: 100% on the third anniversary of the grant date, provided the economic value added—EVA accumulated in the three preceding years is positive.

The amounts resulting from conversion of virtual shares will be added to the amounts equivalent to dividends and interest on own capital effectively paid by the Company during the vesting period.

The fair value of virtual shares is determined based on the average price (weighted by trading volume) of the Company’s shares for the last 10 trading days prior to the close of the period, applied to the number of virtual shares assigned to each participant in proportion to the vesting period.

	Amount of virtual stock	Grant value	Amount of virtual stock (i)	Fair value of shares (R$)
Grants on February 25, 2014	1,570,698	30.4	602,877	9.05
Grants on March 03, 2015	1,237,090	30.2	289,056	4.34
Grants on March 10, 2016	1,095,720	31.1	98,582	1.48
Grants on June 09, 2016	55,994	1.1	2,789	0.04
Grants on August 25, 2016	70,978	1.1	1,541	0.02

At Septem ber 30,2016 (Unaudited)	4,030,480	93.8	994,844	14.93

(i)	Performance shares until September 30, 2016 considering the plan’s vesting period.

19.	Earnings per Share

19.1	Basic

Basic earnings per common share is computed by dividing net income for the year by the weighted average number of shares outstanding during the period, excluding shares acquired by the Company and held in Treasury.

	09.30.2016	09.30.2015
	(Unaudited)	(Unaudited)
Net loss attributable to owners of Embraer	(29.2)	(42.0)

	(29.2)	(42.0)

Weighted average number of shares (in thousands)	729,505	729,060
Basic losses per share—U.S. dollars	(0.0400)	(0.0576)

19.2	Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive shares. The Company has only one category of potentially dilutive shares, with options to purchase shares, for which a calculation is made to determine the number of shares that could be acquired at fair value (determined as the average market price of the Company’s share), based on the monetary value of subscription rights attached options to purchase shares in circulation. The number of shares calculated as described above is compared with the number of shares issued, assuming the exercise of share purchase options.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

	09.30.2016	09.30.2015
	(Unaudited)	(Unaudited)
Net loss attributable to owners of Embraer	(29.2)	(42.0)

	(29.2)	(42.0)

Weighted average number of shares (in thousands)	729,505	729,060
Dilution for the issuance of stock options (in thousands) (i)	1,946	3,300
Weighted average number of shares (in thousands)—diluted	731,451	732,360
Diluted losses per share—U.S. dollars	(0.0399)	(0.0573)

(i)	Refers to the effect of potentially dilutive shares for September 30, 2016.

At September 30, 2016, there were no anti-dilutive effects.

20.	Other operating income (expense), net

	09.30.2016	09.30.2015
	(Unaudited)	(Unaudited)
Contractual fines revenue (i)	2.5	(9.0)
Recovery of expenses	6.2	8.0
Other sales	6.1	6.1
Royalties	7.9	7.8
Financial guarantee (ii)	3.5	—
Provision for contingencies	(0.7)	(0.1)
Product modifications	(1.3)	(2.6)
Environmental provision	(1.0)	—
Aircraft maintenance and flights costs—fleet	(2.3)	(2.5)
Gain on disposal of assets (iii)	(1.9)	(15.2)
Pre operating expenses	(3.4)	(0.4)
Flight safety standards	(3.4)	(3.4)
Contractual fines (iv)	(6.0)	10.3
Training and development	(8.3)	(8.1)
Expenses system project	(9.2)	(5.1)
Corporate projects	(14.1)	(12.3)
Taxes on other outputs	(25.9)	(20.1)
Assets devaluation (v)	(54.6)	(22.2)
Restructuring expenses (vi)	(123.3)	—
Provision for penalties (vii)	(200.0)	—
Others	(34.5)	(2.7)

	(463.7)	(71.5)

(i)	Substantially fines charged to customers for cancellation of sales contracts, mainly in the executive segment, in accordance with the contract.
(ii)	On the Parent Company it refers to reversion of Financial Guarantees that were assumed by a subsidiary of Embraer Group and on the consolidation it regres to adjustment of the Financial Guarantees related with the negotiation within Republic Airways Holding.
(iii)	In September 31, 2016 refers to losses incurred in the monetization of assets of 12 aircraft in the subsidiary ECC Leasing. The operation relates to a realization of assets in the financial market for the sale of the lease cash flows and transfer of the aircraft to the buyer.
(iv)	Refers to contractual fines to be paid to customers and suppliers due to not accomplishing contractual clauses.
(v)	Impairment of assets related to some aircract on fixed assets and with the residual value and minimum payment of leasing on collateral accounts.
(vi)	Refers to amounts provisioned to comprise with the obligations assumed by the Company related to the Voluntary Redundancy Scheme (Note 15).
(vii)	Refers to provision for penalties made by the Company (Note 12).

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

21.	Responsibilities and Commitments

21.1	Trade-ins

The Company has offered 20 trade-in aircraft options. Trade-in transactions are directly tied to contractual obligations with the customer and the purchase of new aircraft. The exercise of the trade-in option is dependent on the customer complying with all the contractual clauses. These options establish that the price of the asset given in payment may be put towards the purchase price of a new and more up-to-date aircraft model produced by the Company. The Company continuously monitors all trade-in commitments in order to anticipate any adverse economic impact.

21.2	Leases

In the Parent Company the operating leases refer to telephone and computer equipment and in the subsidiaries, to operating leases for buildings and land, machinery, vehicles and computer equipment. At September 30, 2016 the amounts recognized totaled US$12.3, at September 30, 2015 US$10.1. These leases expire at various dates through 2038.

At September 30, 2016, the Company has operating leases with payments scheduled as follows:

Year
2016	3.3
2017	7.4
2018	4.0
2019	2.1
After 2019	15.6

Total	32.4

21.3	Financial Guarantees

The table below provides quantitative data on the Company’s financial guarantees provided to third parties. The maximum potential payments (off balance sheet exposure) represent the worst-case scenario and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

	09.30.2016	12.31.2015
	(Unaudited)
Maximum financial guarantees	264.3	375.9
Maximum residual value guarantees	299.6	300.6
Mutually exclusive exposure (i)	(68.3)	(107.4)
Provisions and liabilities recorded (Note 14)	(151.6)	(134.8)

Off-balance sheet exposure	344.0	434.3

Estimated proceeds from financial guarantees and underlying assets	506.4	559.6

(i)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated.

This exposure is reduced by the fact that, to benefit from the guarantee, the counterparty must ensure that the aircraft complies with rigid conditions for its return.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

22.	Suplemental Cash Flow information

22.1	Payments made during the period and transactions not affecting cash and cash equivalents

	09.30.2016	09.30.2015
	(Unaudited)	(Unaudited)
Payments made during the period:
Interest	111.5	72.3
Income tax and social contribution	137.5	28.3
Non-cash financing and investing transactions
Additions to property, plant and equipment, with transfer to inventory-aircraft	9.2	—
Additions to property, plant and equipment, with transfer to financial guarantees	20.0	—
W rite off on Property, Plant and Equipment by transfer to pool parts inventory	—	(2.1)
Disposals property, plant and equipment for providing for the sale of inventory	(29.6)	(36.2)

23.	Segment information

Management defined the Company’s operating segments based on the reports used for strategic decision reviewed by the chief operating decision-maker. There was no change in the segments presented regarding those disclosed in the consolidated financial statements of December 31, 2015 and for the period ended at September 30, 2016 the Company highlighted in the Unallocated account payable for penalties and voluntary redundancy scheme (restructuring charges) recognized in operating income (expense) (Note 15.1).

Statement of income data by operating segment for the nine-month ended September 30, 2016 (Unaudited):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	2,495.2	614.2	1,061.1	19.2	—	4,189.7
Cost of sales and services	(1,919.9)	(521.5)	(905.6)	(13.1)	—	(3,360.1)
Gross profit	575.3	92.7	155.5	6.1	—	829.6
Gross profit %	23.1%	15.1%	14.7%	31.8%		19.8%
Operating income (expense)	(295.4)	(83.6)	(193.6)	(4.1)	(323.5)	(900.2)
Operating profit before financial income (expense)	279.9	9.1	(38.1)	2.0	(323.5)	(70.6)
Financial income (expense), net					(16.5)	(16.5)
Foreign exchange gain (loss), net					(5.5)	(5.5)
Loss before taxes on income						(92.6)
Income tax expense					64.6	64.6

Net income						(28.0)

Revenue by geographic area for the nine–month ended September 30, 2016 (Unaudited):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	1,737.4	148.2	696.0	16.1	2,597.7
Europe	170.7	76.8	156.7	0.6	404.8
Asia Pacific	433.2	21.5	112.7	—	567.4
Latin America, except Brazil	81.6	11.2	67.6	—	160.4
Brazil	45.9	341.9	25.4	2.5	415.7
Other	26.4	14.6	2.7	—	43.7

Total	2,495.2	614.2	1,061.1	19.2	4,189.7

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Statement of income data by operating segment for the nine-month ended September 30, 2015 (Unaudited):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	2,233.3	611.4	972.6	36.4	—	3,853.7
Cost of sales and services	(1,709.6)	(609.1)	(757.4)	(16.0)	—	(3,092.1)
Gross profit	523.7	2.3	215.2	20.4	—	761.6
Gross profit %	23.4%	0.4%	22.1%	56.0%		19.8%
Operating income (expense)	(245.4)	(84.7)	(160.6)	(4.7)	—	(495.4)
Operating profit before financial income (expense)	278.3	(82.4)	54.6	15.7	—	266.2
Financial income (expense), net	—	—	—	—	(15.8)	(15.8)
Foreign exchange gain (loss), net	—	—	—	—	20.1	20.1
Profit before taxes on income						270.5
Income tax expense	—	—	—	—	(303.7)	(303.7)

Net income						(33.2)

Revenue by geographic area for the nine–month ended September 30, 2015 (Unaudited):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	1,786.2	128.9	655.0	24.6	2,594.7
Europe	157.4	56.0	141.8	4.7	359.9
Asia Pacific	76.8	15.0	92.0	—	183.8
Latin America, except Brazil	82.9	12.9	37.0	—	132.8
Brazil	100.6	389.7	34.8	7.1	532.2
Other	29.4	8.9	12.0	—	50.3

Total	2,233.3	611.4	972.6	36.4	3,853.7

***

January 18, 2017

Embraer S.A.

São José dos Campos – Brazil

Re: Registration Statements Nos. 333-204470 and 333-204470-01

With respect to the subject registration statement, we acknowledge our awareness of the use therein of our report dated November 18, 2016 related to our review of interim financial information.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

/s/ KPMG Auditores Independentes

São José dos Campos – Brazil

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer